SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Hipolito Yrigoyen 440, 3rd Floor, (1001)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐  No  ☒

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the financial statements related to the fiscal year ended on June 30, 2003.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera

y Agropecuaria

Annual Report and Financial Statements

as at June 30, 2003 and 2002

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial Statements

Index

Presentation
Annual Report
Consolidated Balance Sheet
Consolidated Statement of Income
Consolidated Statement of Cash Flows
Notes to the Consolidated Financial Statements
Consolidated Schedules
Balance Sheet
Income Statement
Statement of Changes in Shareholders’ Equity
Statement of Cash Flows
Notes to the Financial Statements
Schedules
Additional Information to the Notes to the Financial Statements required by section 68 of the
Buenos Aires Stock Exchange Regulations
Business Highlights
Auditors’ Report

CORPORATE PROFILE

Cresud is one of the largest agribusiness companies in Argentina and the only company in this sector that is listed on the Buenos Aires Stock Exchange and on the NASDAQ in the United States.

Since September 1994 the company has experienced an important transformation, led by a professional management and based on an aggressive policy for investment in land, beef cattle and technology. Such policy has transformed the company into a type of Real Estate Investment Trust (REIT) in the Argentine rural sector. The REITs, in general, have been highly accepted in the United States, but they do not exist in our country. Given its dedication to the formation and exploitation of an attractive portfolio of farms, Cresud almost operates as a REIT.

One of the advantages of Cresud is its focus on Argentina, a country famous for the quality and extension of its land and its role as one of the principal worldwide exporters of agribusiness products.

Cresud’s goal is to strengthen its competitive position as one of the leading companies in the agribusiness sector.

LETTER TO SHAREHOLDERS

The results achieved during the fiscal year ended June 30, 2003 reflect all the effort and work that has gone into the last few years, during which we have built up an excellent portfolio of land holdings, with considerable potential for growth in value and a high production capacity.

Following the departure from convertibility, agriculture was one of the sectors that benefited most from the new economic scenario in Argentina, once again becoming the force behind the country’s economic growth.

This new growth stage for the sector quickly resulted in a rise in land values, so that measured in dollars they are back at the levels recorded prior to the devaluation of the peso.

The result for the year ended June 30, 2003 has been a net profit of Ps. 65.0 million, compared to a loss of Ps. 51.8 million in the previous year, generated mainly by net income from exploitation, which went up from Ps. 16.4 million to Ps. 27.7 million this year, in spite of the decline in hectares used for agriculture, and the result of Ps. 68.1 million generated by our related companies.

When planning for the season ended on June 30, 2003, we noted that the lack of investment opportunities in the financial sector and the euphoria in the agricultural sector had provoked a rise in the price of agricultural leases, driving them to extremely high levels. We adopted a cautious strategy in the face of this situation, leasing only land where we could be guaranteed an adequate return.

With a large part of the sector affected by lack of liquidity and the unavailability of credit, we have remained alert to the opportunities provided by the market. As a result, during the year we acquired a new 8,360 hectares establishment in the province of La Pampa, currently used for livestock farming but fully able to be used for agriculture. The transaction was agreed at a price of US$1,100 per hectare, and we consider that with the required investment it will have a considerable potential for appreciation.

In addition, during the year we sold “Los Maizales” and “San Luis” establishments, of 618 and 706 hectares respectively, at very good prices averaging US$3,100 per hectare, generating a profit of Ps. 4.9 million, 68% above book value.

Looking forward, we will remain alert to the possibility of taking advantage of other such opportunities that may appear on the market, purchasing land being used for livestock raising but which also has a high potential for agricultural use.

We believe that the potential for this sector lies in the development of marginal areas, as has been the case in various countries around the world. Thanks to current technology, we can obtain similar yields and a higher profitability than in central areas. Cresud at present holds land reserves amounting to over 272,000 hectares, purchased at very low prices. We are convinced that as this land is developed, and on the basis of the progress being made in technology, the value of this land will appreciate, generating significant profits for the Company.

As part of our expansion strategy, we have begun to clear 1,100 hectares for agriculture under irrigation at our “Agro Riego San Luis” property, work that will be completed this year. In addition, we continue to develop our “Los Pozos” facility, to which we will add 1,000 hectares for agriculture and almost 20,000 hectares for livestock.

In these almost 10 years of activity, we have made efforts to position the “CRESUD” brand as a reflection of leadership, responsibility and sound performance within the sector, building up excellent commercial relationships.

These relationships currently enable us to add to our line of services for agriculture, beginning various projects, which include the production of specialties and seed for the leading seed firms, and exporting companies.

In addition, as part of our strategy to move along the production chain, during the year we began to slaughter some of our own livestock, having obtained the appropriate licenses. We also plan to begin to export for the account of third parties.

Without doubt, one of the main achievements during the year was our issue of convertible bonds for US$50 million, which were taken up by our shareholders and new investors at a time when the economic and political uncertainty in the country was responsible for a severe crisis of confidence. This issue allowed us to remain suitably liquid, and helped us to subscribe to a portion of the convertible bonds issued by IRSA, which was thus able to complete the process for the restructuring of its financial debt and achieve an adequate working capital, a situation that will ensure we can preserve the long-term value of our investment.

Our investment in IRSA Inversiones y Representaciones Sociedad Anónima is beginning to generate the yield we intended at the time of the purchase of our existing interest. During the current year, the result from this investment amounted to Ps. 64.9 million.

Under the new administration headed by President Kirchner, Argentina has overcome its political and economic crisis. The country appears to once again be headed along the path to growth, and society is showing greater cohesion.

Although the President’s agenda includes a large number of matters that must still be resolved, we are confident that the present government has both the will and the skills to be able to resolve them.

A new stage of growth has begun for the sector, and the prospects are highly encouraging, in spite of the withholding taxes placed on exports. Forecasts for agricultural and livestock prices are favorable, and land prices have appreciated significantly and will no doubt lead to a gain in the value of our assets.

Cresud currently owns 440,000 hectares of land, over 80,000 cattle heads, presents a favorable financial position and operates with a professional management that is equipped to face the current circumstances, allowing us to play our part in the economic growth of the country.

As the president of Cresud S.A. I could not conclude these comments without conveying our special thanks to our shareholders, investors, customers and suppliers for their constant support and trust, as well as our gratitude for the commitment and efforts of our directors and employees, without whom the success achieved this year would not have been possible. We will make every effort to ensure we are worthy of such dedication.

Buenos Aires, September 8, 2003

Eduardo Sergio Elsztain
President

PURPOSE

Our purpose is to strengthen our position as one of the leading agricultural companies in Argentina through:

•	acquisition and lease of farmland and subsequent increase in production,

•	optimization of yields,

•	product and geographical diversification,

•	vertical integration, and

•	preservation over the long term of Cresud’s investment in IRSA

Acquisition and lease of farmland and subsequent increase in production

Our three principal means for increasing crop, livestock and milk production are:

1) Significantly increasing our total land area in various regions of the country by capitalizing on opportunities to acquire land as they arise. We believe that due to the current credit constraint and lack of liquidity of the Argentine agricultural sector, many local producers are willing to sell their businesses and landholdings at attractive prices.

2) Leasing of farmlands. Our land leasing policy is designed to complement our growth strategy, using our liquidity for investments in our main agricultural businesses. In addition, our strategy based on the leasing of land provides us with an added level of flexibility with respect to the share that each our products represents in total production.

3) Developing farmlands in marginal areas: Cresud at present holds land reserves amounting to over 272,000 hectares, located in areas not exploited at their full potential. We believe that the technological tools we have available will allow us to make successful developments that will result in the appreciation of our land portfolio.

Optimization of Yields

We intend to continue using modern technology to increase production yield. We have already made and plan to make further investments in modern machinery to enhance crop production. Irrigation equipment will be installed on some of our farms in order to achieve higher output levels. In addition, we believe it can improve crop yields by using high-potential seeds and fertilizers and by introducing advanced land rotation techniques.

We expect to improve beef cattle production through the use of advanced breeding techniques and health-related technologies. In addition, we plan to improve the use of pastures. We also plan to continue investing in infrastructure (water facilities, electric fences, etc.)

With respect to our milk production, we will invest in the use of advanced feeding and health techniques.

Product and geographical diversification

We maintain a strategy of diversification with respect to both our product mix and the geographical location of our farmlands. This strategy is intended to counterbalance the two major risks associated with the business, namely climate and the unpredictable fluctuations of commodity prices. In order to minimize such risks, we own and lease land in various regions of the country with different weather patterns, and we seed a diversity of products.

Vertical integration

Our growth in size and the increase in production volume may, in the future, allow us to expand our operations into the processing of some of our products. Although no fixed timetable has been established for the implementation of such activities, we continue to evaluate opportunities as they arise and we believe this will occur naturally as our operations grow.

Preservation over the long term of our investment in IRSA

In view of the extent of the Company’s investment in IRSA, the results of IRSA´s operations have a significant impact on the results of our operations.

During this fiscal year we subscribed a substantial portion of the convertible bonds issued by IRSA, that allowed concluding the restructuring process of its financial debts. In this way, IRSA managed to have adequate working capital levels, which will allow us to preserve the value of our investment over the long term.

MACROECONOMIC CONTEXT

International Overview

During almost the whole year 2002 and the first half of 2003, the growth rates of the most important economies worldwide stood below expected levels. This led the monetary authorities, the US Federal Reserve and the European Central Bank in the European community to intervene by reducing interest rates, in the case of the USA, to 1%. This aggressive monetary policy initiated in the USA early in 2001, coupled with a sharp increase in the fiscal deficit, seek a potential growth in its economy, which should stand at no less than an annual 3.5% and which in the first quarter of 2003 barely reached an annual 1.4%.

Furthermore, the economic authorities of both the European Union and the USA warned about a possible deflationary effect similar to that which has been affecting the Japanese economy for more than thirteen months and which keeps it in its current weak position. The measures implemented have begun to show the first good results in the USA with an unemployment rate of approximately 6% and a slight increase in consumption.

The most optimistic outlook for 2003 envisages an increase of approximately 2.4% in the GDP. In the European Community, there is still uncertainty as to its most important economy, which is that of Germany. A recent IMF’s report and the analysis made by several consultants agree with a possible establishment of a long-lasting deflationary process similar to that affecting Japan. Should this forecast be confirmed, it is very likely that it will bear an impact on the European Nations block as a whole.

Emerging economies in light of the circumstances currently faced by developed countries, encounter a scenario with potential risks of a decrease in the commodities prices, their major export component, as a result of a reduced demand by purchasing countries, but showing optimism as to the possible attraction of idle capital, considering the current level of interest rates in the main financial centers worldwide. In addition, countries with a high level of indebtedness, such as Argentina, will benefit at the time of rescheduling their debts; it being able to obtain rates significantly lower than those existing at the time its debt was declared in default.

The Argentine Economy

The year 2002 will stand as the period in which the Argentine economic activity experienced one of the greatest declines in history, similar to that of 1914 and higher than that of 1931/32, local version of the so-called 1930 world crisis. The GDP at constant prices dropped by 10.9%. This formidable destruction of richness was translated into a deep deterioration of social indicators, unemployment reaching, according to a survey carried out in May 2002, 21.5% in all urban populations. The aggregate macroeconomic indicators reflected negative values, e.g., total consumption dropped by 12.9%, and private consumption to 14,9%, with a higher decline in investments and imports of 36.1% and 49.7% respectively, and only exports recorded a slight rise of 3.2%.

In view of these economic circumstances, most analysts forecasted a possible serious social agitation with uncertain consequences. However, the application of a mega plan by the provisional President Eduardo Duhalde aimed at preventing a social revolution, the so called “Plan de Jefes y Jefas de Hogar” (Household Chief Plan), which grants a subsidy of 150 Lecops to the unemployed, proved to be an effective means to undergo the most conflictive period of the crisis. By the end of the second quarter and contrary to the forecast of most local economic analysis and negative comments on the future national economy by the principal authorities of international bodies, such as the International Monetary Fund and the World Bank, the economy ceased to collapse and began to show some positive signs.

Source: Estudio Miguel Angel Broda y Asoc.

This incipient recovery originated in a highly unstable monetary and financial context. In fact, money supply recorded significant increase because as a result of elimination of convertibility and breach of existing contracts, savers sought to withdraw their local currency assets from the banking system and to acquire foreign currency assets outside such system. Coupled with this financial system chaos, the Argentine Central Bank’s intervention in the foreign exchange market in response to the demand for dollars by individuals, led international reserves to reach US$ 9,529 million, that is to say, approximately US$ 5,000 million less than the reserve recorded at the end of 2001, the reference rate of exchange being Ps. 3.80 per dollar. July 2002 may be regarded as the turning point, which marks the beginning of slow regularization of the financial system.

The second half of 2002 commenced with a positive change in the savers’ attitude, as not only deposit drainage was stopped but also the high rates offered by the banks attracted new deposits and for the first time in the year, the demand for pesos rose. By the end of the second half of 2002, international reserves reached US$ 10,476 million, even though a debt installment was paid to international agencies for US$ 500 million, while the rate of exchange dropped to Ps. 3.30 per dollar.

The above-mentioned context which remained unchanged throughout the first half of 2003 was possible due to a gradual release of restrictions on the free availability of the savers’ deposits. At the end of 2002 sight deposits were fully released, and during the first quarter of 2003, Decree 739/2003 established that the holders of rescheduled deposits up to Ps. 42,000 had the option to request their total or partial reimbursement, adjusted by the Reference Stabilization Rate (CER) until crediting of corresponding funds. Most savers decided to leave their deposits at the banks, substantially improving the system liquidity. Furthermore, the monetary authority had to take an active role in the foreign exchange market as the significant sales of currency generated by the great surplus was not counterbalanced by a sustained demand. The Central Bank issued the necessary pesos to maintain the rate of exchange and during the first half of 2003, this financial entity purchased US$ 3,000 million.

Notwithstanding the accelerated remonetization of the economy and significant increase in activity, the wholesale and consumer prices index stabilized as from late 2002. As a result, beginning February 28, 2003, the economic authority decided to discontinue the application of the adjustment for inflation to the balance sheets of companies. Disinflation is mainly explained by the drop in the purchasing power of salaries as from devaluation, which hinders quick recovery of the domestic market. This effect was reflected in the dissimilar performance of the different economic sectors. The export-related sectors, such as the agro-

farming segment and those substituting imports, mainly the textile industry, recorded the highest growth.

Source: Estudio M.A. Broda y Asoc.

At June 30 2003, the dollar quotation closed at Ps. 2.80 per dollar, which meant an increase of 26.0% in the local currency value for the latest 12 months. In addition, price indices recorded a slight growth with an increase in retail prices and wholesale prices indices of 10.2% and 8.3%, respectively for the 12-month period ended June 30, 2003. The first half of 2003 did not experience any upheaval in the fiscal sector and successive tax revenue records, mainly explained by export withholdings, enabled to surpass the primary surplus goals defined with the IMF under the short-term agreement entered into on January 16, 2003.

In May 2003 national elections to select the presidential formula to rule the country for the following four years and a half took place. Although such elections faced no trouble, the suspension of the second ballot to choose among the most voted formulae in the first electoral ballot, due to the fact that the binomial formula led by Carlos Menem abandoned the election, resulted in Néstor Kirchner becoming president. As he only obtained 22% of the votes, some analysts forecasted that the little consensus obtained by the new president could result in negative effects on the economic activity, although this did not happen.

Source: Estudio M.A. Broda y Asoc.

In view of the fact that the trade balance in the first five months of 2003 accumulated a surplus of US$ 6,956 million, the forecast for the whole year could reach US$ 17,000 million. This positive foreign trade behavior is explained by the effects of devaluation on its composition, a drop of 20.9% in imports being recorded in the latest 12 months through May 2003, while exports increased by 5.4% for the same period, supported by the rise of the international prices of commodities as from the second half of 2002, with remarkable benefits for the agro-industrial sector, such as the soybean segment.

The significant growth of the Argentine economy recorded during the first quarter of 2003, with a rise of 2.4 % of the GDP which could even reach an annual 5%, has not been reflected in any recovery for the labor market. The employment demand index published by the Labor Ministry shows a drop of 2.3% for the first five months of 2003 as compared to the same period of 2002. It is estimated that the unemployment index measured at May 2003 would reach 16.9% of the work force.

Performance of the Argentine capital market during the twelve-month period through June 30, 2003 shows significant recovery as during such period the Merval indicator expressed in dollars showed a rise of 177.6%, while in the first six months of 2003 it only recorded an increase of 75.3%. This extraordinary stock performance in the principal middle segment measured in dollars is mainly due to the abovementioned-increased value of the peso and to the recovery of leading shares. Although the value of government debt bonds somewhat recovered, their future evolution will depend on obtaining a long-term agreement with the IMF for a debt rescheduling with international bodies, which will enable negotiation with the private holders of the bonds, with a presumed reduction of the respective principal and interest.

Source: Estudio M.A. Broda y Asoc

The following macroeconomic indicators summarize the evolution of the Argentine economy over the latest eight years:

Main indicators

	1996	1997	1998	1999	2000	2001	2002	2003 (P)

Actual GDP growth (in %)	5,53	8,11	3,85	-3,39	-0,79	-4,41	-10,90	5,30

Inflation (price mix) in % *	1,70	0,30	-1,10	-2,10	-1,50	-1,70	15,5	6,0

Fiscal result (in % of the GDP)	-2,22%	-1,47%	-1,39%	-2,59%	-2,44%	-3,22%	-1,5%	0,2%

FOB exports (in million dollars)	24,04	26,43	26,43	23,31	26,41	26,66	25,71	29,00

CIF imports (in million dollars)	23,86	30,50	31,40	25,51	25,24	20,31	8,99	12,65

Payment balance current account (MM US$)**	-6,82	-12,29	-14,55	-11,95	-8,97	-4,43	9,59	8,29

Trade balance (Million of US$)	0,18	-4,07	-4,97	-2,20	1,17	6,34	16,72	16,35

Unemployment rate ***	17,20	14,9	12,9	14,30	15,10	17,35	19,70	16,17

(P) Projected*

Annual average**

Accrual basis***

Country average (as a % de la P.E.A.)

Source: Estudio M.A. Broda y Asoc.

While in other circumstances over the history of the Argentine economy and after undergoing its worst crisis, the country has shown its potential capacity and great responsiveness to recover in the worst times, there is still a long way to go as regards pending structural reforms and recovery of international confidence to make Argentina re-enter the world market.

AGRICULTURE AND CATTLE-RAISING SECTORS IN ARGENTINA

Argentina has gained in strength in recent years as one of the world’s leading food producers and exporters.

The agricultural sector has been one of the main protagonists of the Argentine recovery, taking advantage of a suitable scenario and the technological improvements achieved during the last decade.

Total agrifood exports increased 24% as compared to the previous year, hitting a new record, showing an upsurge of 21% in primary and fresh products and 26% in manufactured products. The principal destinations whose share increased were the European Union and Asia.

The agrifood sector is one of the most important components of the Argentine economy. In 2001 it accounted for near 9 % of gross domestic product, of which 6.25% corresponded to the primary sector.

AGRICULTURE SECTOR

As a result of changes in production systems with the extension of direct sowing and greater use of agrochemicals, fertilizers and irrigation, in the last 10 years agricultural production has risen significantly. The main reasons for this growth have been the increase in sown areas, with the incorporation of marginal areas to production, and higher yields.

As it arises from preliminary data of the 2002/2003 season it is expected that new production records will be set, with an expected harvest close to 71 million tons. The increase in the production of soybean, corn, wheat and sunflower as compared to the previous season is 4%.

Provisional estimations as of 8/15/03

Source: Estimaciones Agrícolas - SAPYA

According to USDA estimates, the area devoted to agriculture in Argentina will continue to grow in coming years, although the increase will be more moderate. In addition, increases are expected in yields for corn and wheat, ensuring Argentina retains its position as the second and fifth leading exporter of these grains. Some analysts consider that corn is the crop with the greatest growth potential, through higher yields, as the gap that exists in this regard compared to the U.S., the world’s leading exporter, is significant.

In the case of oilseeds, the outlook is for continuous growth although at a lower rate than that seen in recent years. The area sown with soybean rose rapidly during the 70´s and 80´s, due to the positive soybean/corn ratio. In the last decade the sown area has grown mainly due to a reduction in the area used for grazing.

Argentina is currently the leading exporter of soybean oil and soybean flour. The growth in sown area has been accompanied by greater and more efficient processing capacity.

In the next season soybean production is expected to hit a new historical record, with an expected harvest of 37 million tons. As the main crop in Argentina, it contributes near US$ 5,500 million through exports. In measuring the success of this growth, exchange rate trends and commodity prices will be two variables to be taken into account.

Sunflower is the other important oil crop in Argentina, and the country is currently the number one worldwide exporter of sunflower oil and flour. Here again, a significant increase in production is expected in coming years.

Argentina has recently filed with the World Trade Organization (WTO) a claim against restrictions imposed by the European Union since 1998 to the marketing of genetically modified products. The United States also filed a separate claim with the same purpose. The first reply by the WTO has been that it has decided to analyze the subject. We believe that a favorable answer would strongly benefit Argentina by opening new doors for its exports.

LIVESTOCK SECTOR

Argentina, with a herd close to 50 million head of cattle, is one of the world’s leading producers and exporters of beef.

The development of the livestock sector in Argentina has always been very closely linked to control of foot-and-mouth disease. Having been declared free of the disease in 1999 without the need for vaccination, in 2001 there was an outbreak that affected the herd, making vaccination necessary once again. Towards the end of 2002 the outbreak was brought under control, and after exports had been suspended for 11 months export destinations were reopened, with 53 new ports having been added to date. This notwithstanding, the reopening of important destinations such as the United States, Mexico and Canada is still pending as restrictions in these countries have not been lifted, although they are expected to do so in the next few months.

The renewal of exports following the control of foot-and-mouth and the devaluation of the peso have created conditions that are favorable to the whole meat industry, enabling the re-opening of a large number of meat packers.

Source: SAPYA

BSE (Bovine Spongiform Encephalopathy) still affects livestock at worldwide level. The last victim was Canada. Argentina is one of the few countries among the main world producers that are free of this disease. The SENASA (Agrifood Sanitation and Quality Service) has played a major role in this issue, imposing urgent sanitary control measures for isolating the country and prevent the disease. During the last year it also established a tracing system for all specimens intended for export, in alignment with the new requirements imposed by the world consumers.

Livestock prices have been rising since January 2002, after reaching a floor at the end of a year marked by the foot-and-mouth epidemic. Since then, steer prices have increased by 182% in pesos and 86% in dollars. The categories recording the greatest increase were the heavy ones, the principal export category.

APPRECIATION OF LAND VALUE

This new growth stage for the sector quickly resulted in a rise in land values, so that measured in dollars they are back at the levels recorded prior to the devaluation of the peso.

Source: Company data – Agricultural margins

PRODUCT PROSPECTS

WHEAT

The 2003/2004 season is expected to show a downward production trend of exporters such as Europe, Australia, Canada and China, which situation occurs in the fifth year of a worldwide production standstill after the 1997/98 production record which reached 610 million tons. The latest USDA estimates forecasted 548 million tons. Subsequent official estimates in Canada and Australia have already cut back harvest forecasts by 6 million tons in excess of the figure forecasted by the aforementioned agency.

An analysis of worldwide consumption shows that it reaches approximately 570 million tons during the last five periods, thus creating a low stock level situation. Another clue to take into account for the forthcoming season is the drop in forage wheat in Eastern Europe which competed in the worldwide market at low prices.

Worldwide wheat trade has not grown in the last 25 years, and remains at barely above 100 million tons. The USDA estimates that, depending mainly on the sales to be made by USA, worldwide stocks would fall to their lowest historical level of 130 million tons. In respect of the stock/consumption ratio, more adjusted results are expected, with figures of 22.4% for the next year as compared to 23.3% and 25.5% in the previous seasons.

In view of the foregoing we forecast a high-price scenario during the next season, which including present withholdings, would reach about US$ 110 to 150 per ton.

CORN

The worldwide supply and demand for corn is basically defined by the results of the harvest in the USA. In this new 2003/2004 season weather conditions are not encouraging; therefore estimated production has dropped from 265 million tons to 254 million. Private estimates made available in the last few days forecast a new reduction in harvest estimates.

Worldwide corn production was estimated at 614 million tons, higher than the 601 million tons produced in the previous season and the record of 607 million tons in the 99/00 season.

In the 2003/2004 season, the worldwide production would increase by 13 million tons as compared to the previous season, although for the fourth consecutive year it would be lower than the worldwide consumption, estimated at 634 million tons, thus causing a 20 million tons drop in the worldwide stock.

Present stock levels are lower than the levels recorded in the past, and therefore with the estimated demand, final stocks would be reduced to significantly lower levels. Final stocks are estimated at 145 million tons, as compared to 165 million tons during the 2002/03 season and 197 million tons in the 2001/02 season. The stock/consumption ratio would be reduced to only 22%, lower than the 27.5% and 33.5% recorded in previous periods.

Worldwide corn trade has also stagnated since the 90’s, being significantly lower than the levels recorded in the 80’s, when sales from the USA to the former Soviet Union predominated. The internal US market and exports of corn-fed beef cattle have developed significantly.

In this market segment there is fear that price increases may significantly affect demand, as there are signs of reduction of beef production plans due to the increase in costs within the USA, which could also take place in Asian countries.

Under this scenario, we estimate that prices should not be lower than the present levels (US$ 80 per ton, including tax withholding) depending on how the USA sells its harvest during the year.

SOYBEAN

The USDA has recently reduced the estimates of USA harvest from 81 million tons to 75 million tons. Therefore, a marginal increase in worldwide soybean production is expected with respect to the previous year, to 207 million tons. The South American production is expected to offset the drop in the USA.

During the last five seasons the increase in production from 170 million tons to 210 million tons was absorbed by the worldwide consumption, therefore giving rise to a drop in stocks to critical levels, turning it more and more dependant on good harvests.

Unlike crops, there has been an almost threefold increase in worldwide soybean trade since the 80’s. A trade volume of 65 million tons has been estimated compared to 32 million tons in the 95/96 season and 23 million tons in the 88/89 season. This would increase the price sensitivity to a reduction in available supply.

With demand estimated by USDA at 205 million tons, stocks would fall by 2 million tons, to 28 million tons, still higher than the 17.5 and 17.9 million tons recorded in the 95/96 and 88/89 seasons. The stock/consumption ratio would experience a slight recovery at about 19%.

Under this scenario, we believe that, depending on how the southern hemisphere sowing is made during the next season, prices should not decrease from their present values (US$ 150 per ton, including tax withholdings).

SUNFLOWER

In respect of vegetable oils, there is a drop in global production of vegetable oils, especially in rapeseed and sunflower oils, and a slight decrease in palm oil.

Soybean oil stocks have decreased during the last year, which has contributed to increasing the volatility of the oil market. All these factors have contributed to increasing the premium on sunflower oil over soybean oil by 40%.

An increase in the sowing intention (10%) is observed locally, which will result in an approximate production of 3.6 millions tons. The fall in production, together with bad weather conditions in the European and Canadian producing areas could cause the maintenance of an upward price trend during 2003.

We believe that prices should not decrease from their present level of US$ 150 per ton, including withholdings, depending on how the southern hemisphere sowing is made during the next season.

BEEF CATTLE

The most relevant matters in this segment were the overcoming of foot-and-mouth disease and the reestablishing of exports to the European Union and other markets.

The control of foot-and-mouth disease and the devaluation of the peso have created favorable conditions for beef cattle exports, permitting reopening of a large number of meat packing plants and the reincorporation of personnel. This is reflected on the market, where the prices of heavy animals for export have risen higher than the rest. A reopening of markets such as USA, Mexico and Canada is expected for 2004, which would enable an increase in prices.

Beef cattle prices have increased since January, both for producers and consumers, up from the floor reached in December, at the end of a year affected by foot-and-mouth disease. The increase in these prices is mainly due to three factors: a decrease in supply, an increase in exports and the effects of inflation. Prices regained the US$ 0.65 cents value prevailing before devaluation.

The analysts of this segment are optimistic with respect to the evolution of this sector, as a result of the strengthening of the export market, which contributes to improving the integration of the animal, and a firm domestic market, which even in the midst of a crisis was reluctant to increasing prices.

MILK

Argentina is suffering a slowdown in annual production levels. A decline in production is expected for 2003 due to several factors: adverse weather conditions in the first months of the year, less feed supplements due to higher crops prices, the shut down of dairy farms due to the competition of agriculture and particularly to the high soybean margin. According to the Livestock Division of the SAPYA, primary milk production for 2003 will be 15% lower than the levels recorded in fiscal 2001. This decrease in production caused the price to increase until reaching Ps. 0.50, which is consistent with the US$ 0.17 price prevailing before devaluation.

SUMMARY OF OPERATIONS

CROPS

In the last season the total sown area covered 23,638 hectares, 42% of which corresponded to own farmland and 58% to leased farmland.

As compared to the previous season, we reduced area use by 46% mainly due to a smaller area leased from third parties, caused by the increase in agricultural leases.

The strategy to focus on low risk crops created a diversity of products basically made up of soybean, corn, wheat and sunflower and, in a lesser scale, sorghum. Agreements for the production of seeds in farms with irrigation technology were subscribed, a business that generates significant return due to the high value of products.

Total production per product was as follows (in tons):

	2002/03	2001/02	2000/01	1999/00	1998/99
Wheat	9.397	28.051	9.835	26.283	34.474
Corn	27.508	63.175	44.161	81.343	39.880
Sunflower	3.074	4.122	5.080	19.413	26.396
Soybean	25.056	43.335	41.437	31.704	30.199
Peanut					1.990
Cotton					2.866
Other	5.334	3.795	1.246	1.249	558

TOTAL	70.369	142.478	101.759	159.992	136.363

Yields of wheat were lower than those obtained in the previous year because two of our highest yielding lands were affected by hail, reducing the average return of our diversified portfolio. Yields of corn and soybean, our main crops, were optimal as a result of the good weather conditions in the producing areas.

Yields (ton / hectare):

	2002/03	2001/02	2000/01	1999/00	1998/99
Wheat	2.43	3.18	3.59	3.25	2.77
Corn	5.97	4.78	4.61	5.97	4.61
Sunflower	1.34	2.03	2.64	1.67	1.44
Soybean	2.67	2.37	2.02	2.34	2.09

BEEF CATTLE

As of June 2003, the cattle stock of the Company was 83,051 heads, with a total of 135,257 hectares used for this activity.

Beef cattle production was 9,121 tons, which represented a 13.1% decrease over the previous year mainly due to less cattle finished in the feed lot and a reduction in average stock.

A significant percentage of cattle were finished in the feed lot in Villa Mercedes, in the Province of San Luis. The categories that are generally finished with grain are grass-rebred steers with a weight not exceeding 300 kg and part of the calves, which are transformed into small ball calves through this process, providing significant profit margins.

The breeding herd reproduction rate, which has improved year after year, recorded satisfactory efficiency levels. The work on genetics and handling of herds is expected to result in further improvements in the coming years.

Within the process of de-commoditization and technological innovation we implemented a self-developed identification and tracing system in compliance with European and Senasa standards.

With a view to distinguishing our production and obtaining higher prices in production sales, we plan to extend the use of the tracing system to our whole herd.

MILK

Milk production was 11.2% lower than in the previous year due the shutdown of La Adela dairy farm, partially offset by the higher number of milking cows in La Juanita.

At present, the only dairy farm owned by the Company is located in La Juanita, which is mostly based on pasture feeding. This lower cost system enables to improve milk margins as compared to grain feeding systems.

The milk business in Argentina suffered significant ups and downs over time, from the euphoria of 1997 and 1998 to the 2001 crisis. At present, with more beneficial prices, this sector has regained attractiveness.

LEASE OF LAND

During the year 13.628 hectares were leased for agricultural activities, most of them at a fixed price prior to harvest. Only a small percentage of the leasing was agreed at a production percentage.

Upon the increase of land prices, the company decided not to accept such prices and only to lease land at a price, which may enable us to obtain appropriate margins. We have leased 46% less hectares than the previous year.

CLEARING AND DEVELOPMENT OF MARGINAL AREAS

We believe that the potential for this sector lies in the development of marginal areas, as has been the case in various countries around the world. Thanks to current technology, we can obtain similar yields and a higher profitability than in central areas.

During this fiscal year we made an experimental plot consisting in the clearing of 300 hectares for soybean production in our Los Pozos property, located in the Province of Salta. In addition, we have started clearance of 1,000 additional hectares in that property for agricultural production in the next season, and we plan to extend the development of 20,000 hectares for livestock during the next years.

We also started clearance of 1,100 hectares in our Agro Riego San Luis property, located in the Province of San Luis, for crops under irrigation.

Cresud at present holds land reserves amounting to over 272,000 hectares, purchased at very low prices. We are convinced that as this land is developed, and on the basis of the progress being made in technology, the value of this land will appreciate, generating significant profits for the Company.

INTERNET

Fyo.com, the Internet portal in which we hold a 70% interest, showed a positive EBITDA during this fiscal year. The Internet portal continues consolidating as the leading site of the agricultural sector and has begun to expand the range of commercial services offered to the agricultural sector, incorporating direct sales of supplies and grain brokerage services.

At present, Futuros y Opciones.com S.A. has a database of 35,000 users and over 5,000 agribusiness producers authorized to make deals. Our strategy is to focus on commercial services to agribusiness producers, taking advantage of Cresud’s experience and operating capacity in the business, with FyO as liaison with the customers.

During the fiscal year ended June 30, 2003, Futuros y Opciones. com S.A.’s income was Ps. 0.5 million, 97% higher than the previous year.

FEED LOT

During this fiscal year the 170 hectare feed lot located in the Province of San Luis, in which we hold a 50% interest through Cactus Argentina S.A., continued to consolidate growth by operating at high occupation levels and thus providing a relevant cash generation that enabled us to repay all financial indebtedness.

One of the most important achievements of the year includes the execution of an agreement with one of the largest hypermarkets of the country for the direct sale of a portion of the feed lot production.

During the last years, due to the highly profitable agricultural margins, cattle production was displaced by grain production towards marginal areas. This is the reason for the decrease in beef production under the traditional pasture system and the increase in lot production.

Argentine producers have found the use of hosting services as an alternative to finishing their animals. Cactus Argentina S.A. has been pioneer in this kind of service, and thanks to it during this year our average occupation level was 70% and in the last 5 months we operated at 100% of our capacity.

Due to the growing increase in demand for use of our feed lot we are planning to expand the capacity of our first facility by approximately 5,000 heads, and to develop a second facility whose capacity has not been determined yet.

The homogeneity of feed lot final products has provided a high quality product for purchasers, turning marketing easier and enabling to obtain higher sales prices.

During the year ended June 30, 2003, Cactus Argentina S.A.’s revenues were Ps. 17.5 million, a 144% increase from the previous year. Net income was Ps. 0.6 million, compared to a loss of Ps. 0.05 million in the previous year.

Main indicators for the years ended June 30, 2003 and 2002:

	Year Ended June 30, 2003	Year Ended June 30, 2002	Change
Sales (volume)
Wheat (tons)	14,362	26,101	-45.0%
Corn (tons)	56,060	41,139	36.3%
Sunflower (tons)	5,234	2,156	142.8%
Soybean (tons)	40,659	47,629	-14.6%
Other (tons)	5,111	3,599	42.0%

Total Crops (tons)	121,425	120,624	0.7%

Beef-cattle (tons)	9,561	17,969	-46.8%
Milk (thousand of liters)	6,024	6,785	-11.2%

Production
Wheat (tons) *	9,367	28,051	-66.5%
Corn (tons) *	27,507	63,175	-56.5%
Sunflower (tons) *	3,082	4,122	-25.2%
Soybean (tons) *	25,056	43,335	-42.2%
Beef-cattle (tons)	9,121	10,493	-13.1%
Milk (thousand of liters)	6,024	6,783	-11.2%

Exploited surface (in hectares)
Crops** Own land	10,010	18,471	-45.8%
Leased land	13,628	25,306	-46.1%
Beef-cattle Own land	135,257	144,925	-6.7%
Leased land	—	5,394	-100,0%

Surface under irrigation	2,814	3,765	-25.3%

Storage capacity (tons)***	23,450	14,600	60.6%

Total heads of cattle	83,051	79,358	4.7%
Dairy Farm Stock (heads)	2,546	2,590	-1.7%
Milking Cows (heads)	1,272	1,143	11.3%

DISCUSSION OF RESULTS

Year ended June 30, 2003 compared to the year ended June 30, 2002

Sales

Sales reached Ps. 71.9 million, 10.3% lower than those recorded in the previous year. Higher agricultural sales partially offset smaller sales from the other segments.

Crops. Crop sales increased 6.0% to Ps. 51.4 million in fiscal year 2003, from Ps. 48.5 million in fiscal year 2002. The 0.7% increase in the volume of sales to 121,425 tons from 120,624 tons was accompanied by a 5.3% higher unit price in fiscal year 2003 as compared to 2002. The average price per sold ton was Ps. 423 in fiscal year 2003 as compared to Ps. 402 obtained in the previous year. Crop production decreased 50.6% from 142,478 tons in fiscal year 2002 to 70,369 tons in fiscal year 2003 (wheat, corn and soybean production decreased 66.5%, 54.9%, 42.2%, respectively). Total sowed area decreased to 23,638 hectares in fiscal year 2003 from 43,777 hectares in fiscal year 2002. Sowed area on leased lands decreased to 13,628 hectares during 2003 from 25,306 hectares in fiscal year 2002, and sowed area on own lands was reduced to 10,010 hectares in fiscal year 2003 from 18,471 hectares in fiscal year 2002. This reduction mainly results from the high cost of leases that triggered a reduction in leased hectares, and the impact of the sale of own farmlands during the past fiscal year (La Sofía and El Coro).

Beef Cattle. Beef cattle sales decreased 37.3% to Ps. 17.3 million in fiscal year 2003 from Ps. 27.6 million in fiscal year 2002. The 47.5% reduction in the sales volume was partially offset by the 19.3% increase in the price per sold ton. The sales volume decreased to 9,561 tons from 18,200 tons, while the sales price increased to Ps. 1.81 per kilogram in fiscal year 2003 from Ps. 1.52 per kilogram in fiscal year 2002. Average cattle stock decreased to 86,234 heads in fiscal year 2003 from 93,380 heads in fiscal year 2002, and total beef cattle production decreased 13.1% to 9,121 tons in fiscal year 2003 from 10,493 tons in fiscal year 2002. This decrease was due to the reduction of our stock position in this segment and the smaller number of heads finished in the feed lot. The own area devoted to beef cattle production decreased to 135,257 hectares in fiscal year 2003 from 153,435 hectares in fiscal year 2002. This reduction is mainly related to the sale of the El Coro property during the previous fiscal year.

Milk. Sales of milk increased 6.9% to Ps. 2.4 million in fiscal year 2003 from Ps. 2.3 million in fiscal year 2002, mainly due to a 20.5% increase in the average sales price to Ps. 401 per thousand liters in fiscal year 2003 as compared to Ps. 333 per thousand liters in fiscal year 2002. Lower milk sales attributable to the 11.2% fall in production, caused by the shutdown of La Adela dairy facility during the previous year, was partially offset by a larger number of milking cows in La Juanita. Total production was 6.0 millions of liters in fiscal year 2003 as compared to 6.8 millions of liters in fiscal year 2002.

Other. Sales decreased 57.3% to Ps. 0.8 million in fiscal year 2003 from Ps. 1.9 million in fiscal year 2002 mainly due to the recessive market conditions, that pushed down sales prices of firewood and charcoal, partially offset by a higher income from services.

Cost of sales

The cost of sales increased 20.7% to Ps. 51.0 million in fiscal year 2003 from Ps. 42.3 million in fiscal year 2002. Cost of sales as a percentage of net sales increased to 70.9% in fiscal year 2003 from 52.7% in fiscal year 2002.

Crops. The cost of sales for crops increased to Ps. 39.4 million in fiscal year 2003 from Ps. 13.8 million in fiscal year 2002. This increase is mainly attributable to the impact of currency exchange rates on the cost of supplies and to a lesser extent, to the positive effect of the initial stock valuation during fiscal year 2002.

Beef cattle. Cost of sales for beef cattle decreased 61.6% to Ps. 8.7 million in fiscal year 2003 from Ps. 22.8 million in fiscal year 2002. Such reduction is mainly attributable to the impact of a smaller number of heads finished in the feed lot. The cost of sales for beef cattle as a percentage of beef cattle sales decreased to 50.5% in fiscal year 2003 from 82.5% in fiscal year 2002. The cost per ton sold also decreased to Ps. 907 in fiscal year 2003 from Ps. 1,252 in fiscal year 2002 for the same reason.

Milk. Cost of sales for milk decreased 58.4% to Ps. 1.5 million in fiscal year 2003 from Ps. 3.6 million in fiscal year 2002. This reduction is due to the impact of the shutdown of La Adela dairy farm and the effect of changes in the feeding system. The cost of sales for milk per thousands of liters decreased to Ps. 246 in fiscal year 2003 from Ps. 525 in fiscal year 2002.

Other. Costs decreased 34.6% to Ps. 1.4 million in fiscal year 2003 from Ps. 2.1 million in fiscal year 2002 mainly because of the fact that although the firewood and charcoal business was affected by the recessive market conditions that forced us to lower final sales prices, there was no such reduction in costs. Therefore, the margin on this business decreased.

Gross Profit

As a result of the above, the gross profit amounted to Ps. 20.9 million during 2003 as compared to a Ps. 38.0 million profit during 2002.

Selling Expenses

Selling expenses decreased from Ps. 10.2 million during 2002 to Ps. 6.0 million during 2003. Selling expenses from agricultural activities accounted for 73.1% of total selling expenses, selling expenses from livestock activities accounted for 20.4% and other activities accounted for the remaining 6.5%. Selling expenses from crops, as a percentage of sales amounted to 8.6% during 2003. Selling expenses per ton of crop sold amounted to Ps. 36 during this year, reflecting a decrease with respect to the previous year. This is mainly due to better commercial agreements with our customers and to lower conditioning costs, as a result of the better quality of cereals produced. Selling expenses as a percentage of beef cattle sales increased from 6.6% during 2002 to 7.1% during 2003.

Sales of milk do not give rise to selling expenses as milk production is sold directly.

Administrative Expenses

Administrative expenses decreased by 48.5% from Ps. 8.4 million during 2002 to Ps. 4.3 million during 2003, mainly due to the reduction in fees for services and general office expenses. Administrative expenses include the Company’s general expenses and exclude expenses relating to farmland management.

Result from sales of fixed assets

The result from sales of fixed assets amounted to Ps. 4.9 million, as a result of the sale of San Luis farm, covering 706 hectares in Junín, Province of Buenos Aires and Los Maizales farm, covering 618 hectares in Villa Cañás, Province of Santa Fe.

The sale of San Luis farm was agreed at US$ 2.2 million, providing a net income amounting to Ps. 0.6 million.

The sale of Los Maizales farm was agreed at US$ 1.8 million, providing a net income of Ps. 4.3 million.

Holding result

The profit from inventory holding amounted to Ps. 12.2 million during 2003, as compared to a Ps. 19.6 million loss during 2002. Most of this result corresponds to a profit from cattle stock holding resulting from the increase in real prices.

Operating result

As a result of the foregoing, the operating income amounted to Ps. 27.7 million during 2003 as compared to a Ps. 16.4 million profit recorded during 2002. The operating margin amounted to 14.7% during 2003 and 24.1% during 2002.

Financial results

Net financial results provided Ps. 10.9 million and Ps. 8.7 million losses for 2003 and 2002, respectively. This was mainly due to foreign exchange differences during 2003 and the result from shares and securities transactions during 2002.

Financial results are attributable to (i) a Ps. 0.2 million profit resulting from shares and securities transactions, (ii) a Ps. 1.2 million profit due to inflation effects, (iii) a Ps. 0.3 million loss provided by interest, (iv) a Ps. 11.1 million loss from foreign exchange differences and (v) a Ps. 0.9 million loss from tax on debits and credits in bank accounts.

Result of investment in related companies

The result of investments in shares increased from a Ps. 41.2 million loss during 2002 to a Ps. 68.1 million profit during 2003, mainly due to IRSA’s net result during the year which amounted to Ps. 64.9, the profit obtained from the operation of Cactus Argentina S.A., which amounted to Ps. 0.3 million, Agro Uranga S.A. operating profit which amounted to 2.4 million and goodwill and intangible assets amortizations for an amount of Ps. 0.5 million.

Other income and expenses, net

Other income and expenses, net during 2003 amounted to a Ps. 0.2 million loss as compared to a Ps. 0.07 million profit during 2002.

Management Fees

Under the agreement entered into with Dolphin Fund Management S.A., we pay a fee equal to 10% of our net income for agricultural advisory services and other management services. During 2003, fees amounted to Ps. 7.2 million and during 2002 we paid no management fees due to the net loss recorded during such year.

Gifts

During 2003 a gift charge for Ps. 2.0 million was recorded while no charge was recorded during the previous year.

Income tax

Income tax decreased from Ps. 18.7 million during 2002 to Ps. 10.6 million during 2003. The Company recognized its income tax charge on the basis of the differed tax liability method, thus recognizing temporary differences between accounting and tax assets and liabilities measurements. The main temporary differences derive from cattle stock valuation. For purposes of determining the deferred assets and liabilities, the tax rate expected to be in force at the time of their reversion or use, according to the legal provisions enacted as of the date of issuance of these financial statements (35%) has been applied to the identified temporary differences and tax losses.

Minority interest

A third party interest amounting to Ps. 0.2 million was recorded during 2003 to show the minority interest in Futuros y Opciones.com S.A. results.

Net result

As a result of the foregoing, the net result increased from a Ps. 51.8 million loss during 2002 to a Ps. 65.0 million net income during 2003. The net margin, computed as net result over total sales amounted to Ps. 90.4% during 2003.

PROSPECTS FOR THE NEXT FISCAL YEAR

The new economic conditions existing in Argentina place the agribusiness sector and our company in highly favorable conditions to take advantage of opportunities as they arise. Therefore, we will continue our strategy of supplementing agriculture in our own farmlands with agriculture in third-party farmlands, provided that return on invested capital from this activity reaches the minimum standards required for this business. So far, the leased area for the next season is 8,690 hectares.

Due to the effects of devaluation on the beef export industry and expected opening-up of the U.S., Mexican and Canadian markets after having checked the foot-and-mouth disease, the outlook for this activity is much promising. As we expect an increase in cattle assets in dollar terms, we will focus on obtaining the highest productivity and increasing our production levels in the livestock business.

We are developing agreements with exporter meat packers to slaughter our own cattle and export for the account of third parties. To do so, we have obtained a license for operating as a slaughterhouse.

As part of our expansion strategy we will conclude clearance of 1,100 hectares for agriculture under irrigation in our “Agro Riego San Luis” property. We are also evaluating the opening of a dairy farm in that land, and will continue developing our “Los Pozos” property by adding 1,000 hectares for crop production and up to 20,000 hectares for livestock rising.

We will continue working strongly on the development of a line of business oriented to agricultural services involving, inter alia, production of specialties and seed for the leading seed producers and exporting companies.

In Cactus Argentina S.A. we are evaluating the possibility of expanding the capacity of our first facility and developing a second one in order to serve increasing market demands.

The goal of Futuros y Opciones.com S.A., our Internet company, is to continue generating business agreements and expand the range of services offered to the agricultural community. We have started grain brokerage activities, to which effect we obtained a qualifying license, and expect to increase our market share in this profitable business.

Without doubt the agricultural sector has been one of the segments that benefited most from the new economic measures in Argentina, and the outlook is very attractive. In this context of high illiquidity and lack of credit lines, new opportunities will arise on which we will capitalize.

BOARD OF DIRECTORS

The Board of Directors, which is responsible for our Company’s management, is made up of six directors and four alternate directors, each of whom is appointed by our shareholders at an ordinary meeting, to hold office for a term of three years. Full and alternate directors can be reelected to hold office unlimitedly.

Our current Board of Directors was designated by the Shareholders’ meeting held in October 2000, October 2001 and November 2002 for terms of office expiring in fiscal years 2003, 2004 and 2005, as the case may be. The following table shows the current members of the Board of Directors.

Name	Date of birth	Position held at Cresud	Year in which office was taken	End of office	Current position, since

Eduardo S. Elsztain	01/26/1960	Chairman	2002	2005	1994

M. Marcelo Mindlin	01/19/1964	First vice-chairman	2002	2005	1994

Saúl Zang	12/30/1945	Second vice-chairman	2002	2005	1994

Gary S. Gladstein	07/07/1944	Director	2001	2004	1994

Alejandro G. Elsztain	03/31/1966	Director	2001	2004	1994

Clarisa D. Lifsic	07/28/1962	Director	2001	2004	1994

Salvador D. Bergel	04/17/1932	Alternate Director	2002	2005	1996

Juan C. Quintana Terán	06/11/1937	Alternate Director	2002	2005	1994

Jorge O. Fernández	01/08/1939	Alternate Director	2000	2003	1997

Gastón A. Lernoud	06/04/1968	Alternate Director	2002	2005	1999

The directors Eduardo S. Elsztain, M. Marcelo Mindlin, Saúl Zang, Alejandro G. Elsztain, Clarisa D. Lifsic and the alternate directors Salvador D. Bergel, Juan C. Quintana Terán and Gastón A. Lernoud do not qualify as independent directors within the meaning of Resolution No. 400 of the CNV. The alternate director Jorge O. Fernández qualifies as independent director within the meaning of such resolution. The legal address of the Board of Cresud S.A.C.I.F. y A. is Av. Hipólito Yrigoyen 440, 3rd floor, (C1066AAB) Buenos Aires, Argentina.

A brief biographic description of each Board member is as follows:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at the University of Buenos Aires. He has been carrying out activities in the Real Estate sector for more than twenty years. He has founded Dolphin Fund Management. He is the Chairman of the Board of IRSA, APSA, Shopping Alto Palermo S.A. and Dolphin Fund Management; he is Vice-president of the Board of Banco Hipotecario, among other positions. Eduardo S. Elsztain is the brother of our Director Alejandro G. Elsztain.

M. Marcelo Mindlin. Mr. Mindlin has a degree in Economic Sciences from the University of Buenos Aires and a Master Degree in Business Administration from the Center of Macroeconomic Studies of Buenos Aires. Mr. Mindlin is the First Vice-chairman of the Board of Directors of IRSA, APSA and Dolphin Fund Management, and Director of Banco Hipotecario, among other positions.

Saúl Zang. Mr. Zang is a lawyer graduated from the University of Buenos Aires. He has been a founding member of the law firm Zang, Bergel & Viñes. He is also Second Vice-Chairman of the Board of Directors of IRSA and Vice-Chairman of the Board of Directors of Puerto Retiro and Fibesa; Director of APSA, Banco Hipotecario, Nuevas Fronteras S.A., Tarshop and Palermo Invest S.A., and Alternate Director of Shopping Alto Palermo S.A.

Gary S. Gladstein. Mr. Gladstein graduated as a Public Certified Accountant from the University of Connecticut and concluded his postgraduate studies at the University of Columbia. He is Senior Executive Director at Soros Fund Management LLC.

Alejandro G. Elsztain. Mr. Elsztain is an Agricultural Engineer graduated from the University of Buenos Aires. He is Chairman of Inversiones Ganaderas S.A. Moreover, Mr. Elsztain is a member of the Board of Directors of IRSA and APSA. Mr. Alejandro Elsztain is the brother of our Chairman Eduardo S. Elsztain.

Clarisa D. Lifsic. Mrs. Lifsic is a graduate in Economic Sciences from the University of Buenos Aires and she obtained a Master Degree in Sciences with management expertise at Massachusetts Institute of Technology. She has also held offices on research and financial analysis areas in the private sector since 1987. She is an executive officer at Dolphin Fund Management and Chairman of the Board of Director of Banco Hipotecario S.A., among other positions.

Salvador D. Bergel. Mr. Bergel is a Lawyer graduated from the National University of the Litoral and Doctor in Social and legal sciences. He is a founding member of Zang, Bergel & Viñes and legal advisor of Repsol YPF S.A. He is also an Alternate Director of APSA.

Juan C. Quintana Terán. Mr. Quintana Terán is a Lawyer graduated from the University of Buenos Aires. He is also a legal advisor of the law firm Zang, Bergel & Viñes. He has been President and Judge of the Honorable National Court of Appeals in Commercial Matters of the City of Buenos Aires. He is an Alternate Director of APSA.

Jorge Oscar Fernández. Mr. Fernández graduated from the University of Buenos Aires in Economic Sciences. He has carried out commercial activities as General Accountant for Banco del Este, Administrative Officer, Director and Second Vice-President for Banco Río de la Plata. He was also a member of the Board of Directors of various companies: Banelco, La Patagonia, Cía Previsional Río Citi, Siembra AFJP, Siembra Cía de Seguros, Río Valores, Sur Seguros, Inter Río Holdings Establishment, Banco Río and Sur Seguros. He is also a member of ADEBA (Argentine Banking Association).

Gastón Armando Lernoud. Mr. Lernoud graduated as a Lawyer from University of El Salvador, Buenos Aires, in 1992. He obtained a Master degree in Corporate Law in 1996 from the University of Palermo, Buenos Aires. He was a Senior associated member of Zang, Bergel & Viñes until June 2002, when he formed part of APSA’s team of lawyers.

Board of Directors’ Compensation

Under the laws of Argentina, if the Board compensation is not provided by the company’s by-laws, it shall be determined by the shareholders’ meeting. The maximum amount of compensation to be received by Board members , including compensation for permanent technical-administrative duties shall not exceed 25% of the company’s profits. Such amount shall be limited to 5% when no dividend is distributed to shareholders and shall be increased in proportion to such distribution.

When one or more Directors are assigned special commitments or technical-administrative duties and profits are either non-existent or limited, the Shareholders’ meeting may approve compensations in excess of the aforementioned limits.

The compensation of our Directors for each fiscal year is determined in accordance with the business company’s law, taking into account the year’s results and the performance of additional technical-administrative duties. Upon the amounts being determined they are submitted to our shareholders for consideration at the Shareholders’ meeting. On the other hand, we have not entered into employment agreements with our Directors.

General Manager

Our General Manager is Mr. Alejandro G. Elsztain, who is also one of our Directors. The general manager performs his duties according to instructions given by the Board of Directors. All the remaining managements are required to report to the General Manager.

Senior Managers

Our Board of Directors appoints and removes senior managers who report to the General Manager.

The following table shows our current senior management:

Name	Position
Alejandro G. Elsztain	General Manager
Clarisa D. Lifsic	Financial Manager
Alejandro Bartolomé	Production Manager
David A. Perednik	Administrative Manager
José Luis Rinaldini	Management Assistant
Alejandro Casaretto	Production Manager
Carlos Blousson	Commercial Manager

There follows a brief biographical description of the senior managers. Except for Mr. Alejandro G. Elsztain and Ms. Clarisa D. Lifsic, who are Directors of our Company, the senior managers are not Directors of our Company:

Alejandro Bartolomé. Mr. Bartolomé is an Agricultural Engineer graduated from the University of Buenos Aires and obtained a Master Degree in Sciences in Animal Production at the University of Reading, England. He was Treasurer of CREA Monte Buey Inriville and coordinator of the Santa Emilia Dairy Products Group from 1993 to 1996. He was also Manager of the Agricultural Sector and was an associate of an agricultural management company called Administración Abelenda, Magrane, Anchorena.

David A. Perednik. Mr. Perednik graduated as a Public Certified Accountant from the University of Buenos Aires. He worked for different companies, such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs, where he was Financial Manager from 1986 to 1997. He was also a Senior Consultant at Deloitte & Touche administration and system department from 1983 to 1986.

José Luis Rinaldini. Mr. Rinaldini is an Agricultural Engineer graduated from the University of Buenos Aires. He worked for Inversiones Ganaderas S.A. and in the production land selling area of an agricultural and forest-related company.

Alejandro Cassaretto. Mr. Casaretto is an Agricultural Engineer graduated from the University of Buenos Aires. He worked as Technical Manager, Manager of the Agricultural Areas and Technical Coordinator of our company since 1975.

Carlos Blousson. Mr. Blousson is an Agricultural Engineer graduated from the University of Buenos Aires. He has worked for Cresud since 1996 and he is currently the Commercial Manager. Before joining Cresud, he worked as futures and options operator at Vanexva Bursátil - Sociedad de Bolsa and before that he worked as Manager of the agricultural area and Technical Advisor of Leucon S.A.

Modality of Senior Management compensation

The members of our senior management receive a fixed amount determined on the basis of their qualification, capability and expertise and an annual bonus, which varies according to their personal performance and our general results. At present our company has no plans providing for retirement or similar benefits, except for those relating to our Senior Management.

Internal Control — Audit Committee

According to the Public Offering System provided for by Decree 677/01, the regulations of the Argentine Securities Commission (CNV), Resolutions No. 400 and 402 of the CNV, our Board of Directors resolved that, commencing on the first annual fiscal period following effectiveness of Decree 677/01, the Audit Committee shall be a Board Committee which main duties shall be to assist the Board in complying with its duty to act with due care, diligence and skill in respect of our company particularly in the application of the accounting policies and issuance of the accounting and financial information, management of business risks and internal control systems, the company’s business behavior and ethics, in monitoring the sufficiency of our financial statements, the company’s compliance with the laws, independence and capacity of independent auditors and performance of the internal audit duties both by our company and independent auditors.

The Audit Committee shall consist of three (3) or more Regular Directors, most of which shall qualify as Independent Directors. The number of members shall be determined by and the appointment thereof shall be made at the first Board meting to be held immediately after the Annual Regular Shareholders’ Meeting and the members so appointed shall hold office until the next Annual Regular Shareholders’ Meeting.

The Audit Committee shall be formed solely by Directors having expertise in business, financial or accounting issues.

The Audit Committee shall issue its own internal operating regulations which shall be notified to the Board of Directors.

The Audit Committee shall prepare an annual performance plan for the year, which shall be submitted to the Board and the Surveillance Committee within sixty (60) calendar days after commencement of the fiscal year.

Upon submission and publication of the annual financial statements, the Audit Committee shall prepare a Performance Report for the Board in which it shall notify its treatment of the issues within its scope as provided for in section 15 of Article III of the CNV Regulations during the year.

The Audit Committee shall issue its opinion concerning the Board’s proposed appointment and removal of the independent auditors to be engaged by the company and shall supervise the maintenance of their independent nature; it shall review the independent auditors’ plans and shall evaluate their performance, which opinion to the Board in this respect shall be contained in the annual performance report.

It shall be charged with the supervision of internal systems, shall monitor the performance of the internal control systems and the accounting registration system, shall verify the reliability of the accounting registration system and of the financial information, shall review the internal auditors’ plans and shall evaluate their performance by approving and monitoring compliance with the Annual Audit Plan.

It shall monitor application of our company’s risk management information policies; it shall provide full information of transactions in which there is a conflict of interest with members of the corporate bodies or controlling shareholders; it shall issue its opinion in respect of fees and option plans relating to Board and Managers shares, the issuance of shares and the transactions with related parties; and it shall issue a report before any Board decision to acquire shares of our company.

Our Company shall organize training courses for the members of the Audit Committee, commencing on May 2004, which shall be addressed to the members that shall hold office during such year.

Surveillance Committee

The Surveillance Committee is charged with the review and supervision of management actions and of our company’s affairs and monitors compliance with the by-laws and the resolutions of the shareholders’ meetings. The members of the Surveillance Committee are appointed by the annual regular shareholders’ meeting and hold office for one year. The Surveillance Committee consists of three regular members and three alternate members.

The following table includes information about the members of our Surveillance Committee appointed at the Annual Regular Shareholders Meeting held in November, 2002:

Name	Position held at Cresud

Martín Barbafina	Statutory Auditor

Corina I. Pando	Statutory Auditor

Carlos Rebay	Statutory Auditor

Carlos Rivarola	Alternate Statutory Auditor

Gabriel Martini	Alternate Statutory Auditor

Diego Niebuhr	Alternate Statutory Auditor

All of the Surveillance Committee members qualify as independent, within the meaning of Resolution 400 of the CNV. Notwithstanding the foregoing, they have provided remunerated professional assistance in respect of companies included in section 33 of Law No. 19,550.

There follows a brief biographical description of each member of our Surveillance Committee.

Martin Barbafina. Mr. Barbafina graduated as a Public Certified Accountant from the Argentine Catholic University. He is a partner of PricewaterhouseCoopers. In addition, he is a member of the Surveillance Committees of APSA and IRSA.

Corina I. Pando Ms. Pando graduated as a Public Certified Accountant from the University of Buenos Aires and she is a partner of PricewaterhouseCoopers. She is also a member of the Surveillance Committee of Ford Credit Holding Argentina S.A. and Frimetal S.A.

Carlos A. Rebay. Mr. Rebay studied Economic Sciences and Business Administration at the “Universidad Argentina de la Empresa”. He is a partner of PricewaterhouseCoopers. He is also a member of the Surveillance Committee of Massalin Particulares S.A., Hart S.A., Tapiales S.A. and AT&T Argentina S.A.

Carlos H. Rivarola. Mr. Rivarola graduated as a Public Certified Accountant from the University of Buenos Aires and he is a partner of PricewaterhouseCoopers. He is also a member of the Surveillance Committees of Tornquist Asesores de Seguros S.A. and Toyota Argentina S.A.

Gabriel Martini. Mr. Martini graduated as a Public Certified Accountant from the University of Buenos Aires and he is a partner of PricewaterhouseCoopers. He is a member of the Professional Council of Economic Sciences of the City of Buenos Aires. Mr. Martini is also a member of the Surveillance Committee of Cibie Argentina S.A. and Emelar S.A.

Diego Niebuhr. Mr. Diego Niebuhr graduated as a Public Certified Accountant from the University of Buenos Aires. He is a partner of PricewaterhouseCoopers. In addition, he is a member of the Surveillance Committee of Commercial Union S.A., Ford Credit Cia. Financiera S.A., Nutricia Bagó S.A., Ace Seguros, EPSON Argentina S.A.

Dividends and dividend policy

According to the Argentine Law, the distribution and payment of dividends to shareholders may only be validly made if they result from the company’s net and realized profits arising from the annual financial statements approved by shareholders. The approval, amount and payment of dividends is subject to the approval of our shareholders at the annual regular shareholders’ meeting. The approval of dividends requires the affirmative vote of the majority of voting shares.

According to the Argentine law and to our by-laws the net and realized profits of each fiscal year shall be distributed as follows:

•	5% of net profits to our legal reserve, until it reaches 20% of our adjusted corporate capital stock;

•	a specified amount fixed by shareholders’ meeting resolution is assigned to compensation of our Directors and members of our Surveillance Committee; and

•	dividends, additional dividends on preferred shares, if any, or application of proceeds to optional or contingent reserves or to a new account, or for any other purpose as may be determined by the shareholders’ meeting.

In the past, we paid cash dividends at an average of Ps. 0.024 per share. At the shareholder meeting held on October 23, 1998, our shareholders approved the distribution of 7,997,577 treasury stock among our shareholders on a proportional basis, which are stated in the attached table as cash dividends.

As the result of the year ended June 30, 2002 was a $ 39,556,328 loss (stated in historic pesos) , the shareholders’ meeting resolved not to distribute dividends for such year.

The following table shows the ratio of dividends paid and total amount of dividends paid per fully paid-in common share for each year since 1995. The amounts in pesos are stated in historic pesos as of the relevant payment dates.

Year of declaration	Cash dividends(1)	Total per share
	(Pesos)	(Pesos)
1995	—	—
1996	—	—
1997	—	—
1998	0.099	0.099
1999	0.092	0.092
2000	0.011	0.011
2001	0.030	0.030
2002	—	—

(1)	It corresponds to payments per share. To compute the dividends paid per ADS, the payment per share shall be multiplied by ten. The amounts in Pesos are stated in historic Pesos as of the relevant payment date.

Further, the Board of Directors shall propose to the next Regular Shareholders’ Meeting the distribution of a cash dividend for an amount up to $ 1,500,000 or Ps. 0.012 per share. For such purpose it has specially taken into account, in addition to the year’s positive result, the non-distribution of dividends during the previous year and the fact that the Company’s Board of Directors does not contemplate the immediate use of such funds.

Although we intend to distribute cash dividends in the future, we may not assure that we shall be in a condition to do so.

STOCK INFORMATION

Information of the value of our shares at the BASE

Our common shares are listed at the Buenos Aires Stock Exchange under the “CRES” symbol. Our common shares are listed at the Buenos Aires Stock Exchange since December 12, 1960. The following table shows the highest and lowest closing prices of our common shares at the Buenos Aires Stock Exchange during the specified periods.

	Pesos per share
	Highest	Lowest
1996	2.25	1.38
1997	2.47	1.67
1998	2.14	1.07

1999
1st quarter	1.20	0.95
2nd quarter	1.30	1.03
3rd quarter	1.09	1.09
4th quarter	0.99	0.89

2000
1st quarter	1.03	0.81
2nd quarter	0.96	0.81
3rd quarter	0.90	0.79
4th quarter	0.85	0.75

2001
1st quarter	0.93	0.76
2nd quarter	1.05	0.80
3rd quarter	1.02	0.90
4th quarter	0.89	0.63

2002
1st quarter	1.90	0.75
2nd quarter	2.35	1.88
3rd quarter	2.50	1.52
4th quarter	2.42	1.75

2003
January	2.50	1.75
February	2.80	2.45
March	2.59	2.05
April	2.45	2.10
May	2.45	2.30
June	2.74	2.49

Source: Bloomberg.

Information of the value of our shares at the NASDAQ

Each ADS of CRESUD represents 10 common shares. The American Depository Shares are listed and traded at the NASDAQ under the “CRESY” symbol. The ADS are traded at the NASDAQ since March 1997 and were issued by the Bank of New York, Inc. as Depository for the ADS. The following table shows the highest and lowest closing prices of our ADS at the NASDAQ during the specified periods.

	US Dollars per ADS
	Highest	Lowest
1997 (since March 27, 1997)	24.5	16.8
1998	21.4	10.6

1999
1st quarter	12.3	10.0
2nd quarter	12.9	10.2
3rd quarter	10.9	10.7
4th quarter	10.6	8.8

2000
1st quarter	10.4	8.3
2nd quarter	10.1	7.9
3rd quarter	9.3	8.0
4th quarter	8.6	7.4

2001
1st quarter	9.4	7.5
2nd quarter	10.5	8.0
3rd quarter	10.1	9.0
4th quarter	9.0	6.1

2002
1st quarter	7.0	5.8
2nd quarter	6.7	5.2
3rd quarter	6.7	4.1
4th quarter	6.3	4.6

2003
January	7.6	5.2
February	8.5	7.4
March	8.0	6.7
April	8.5	6.8
May	8.8	8.0
June	10.0	8.8

Source: Bloomberg.

Name of the Company:	Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Legal Address:	Avda.Hipólito Yrigoyen 440, 3rd Floor, Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture and livestock and real-estate

Financial statements for the year ended June 30, 2003

presented in comparative form with the previous year

Financial year Nº 68 started on July 1, 2002

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the by-laws:	February 19,1937

Of the latest amendment:	June 2, 1997

Duration of the Company:	June 6, 2082

Information on controlled companies in Note 3.f.1

CAPITAL STATUS ( Note 4 )
SHARES
Type of stock	Authorized pesos	Subscribed pesos	Paid-in pesos
Ordinary certified shares of $1 face value and 1 vote each	124.098.095	124.098.095	124.098.095

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Balance Sheet at June 30, 2003 and 2002

	June 30, 2003 (Notes 1, 2, 3 and 4) Pesos	June 30, 2002 (Notes 1, 2, 3 and 4) Pesos		June 30, 2003 (Notes 1, 2, 3 and 4) Pesos	June 30, 2002 (Notes 1, 2, 3 and 4) Pesos
ASSETS			LIABILITIES
Current Assets			Current Liabilities
Cash and banks (Note 5. a. )	16.995.803	44. 336.454	Debts:
Short term investments (Note 5. b. )	5.459.835	94.461	Trade accounts payable (Note 5. f. and Schedule G)	4.399.323	13.861.820
Trade accounts receivable (Note 5. c. )	6.899.952	19.138.189	Loans (Note 5. g. )	1.425.499	7.468.233
Other receivables and prepaid expenses (Note 5. d. )	6.231.659	8.730.539	Salaries and social security payable (Note 5. h. )	1.096.627	930.914
Inventories (Note 5. e. )	22.841.977	38.202.209	Taxes payable (Note 5. i. )	1.887.453	7.133.579

Total current assets	58.429.226	110.501.852	Other (Note 5. j. )	6.267.925	6.402.183

			Total Debts	15.076.827	35.796.729

			Total current liabilities	15.076.827	35.796.729

Non- current assets
Other receivables and prepaid expenses (Note 5. d. )	542.193	2.473.397
Inventories (Note 5. e. )	37.796.987	29.414.567
Investments from companies (Note 5. b. and Schedule C )	202.321.555	121.764.908	Non-current liabilities
Other investments (Note 5. b. and Schedule C)	139.160.243	20.717	Loans (Note 5. g .)	137.951.054	—
Fixed assets, net (Schedule A)	148.510.846	128.232.309	Taxes payable (Note 5. i. )	22.749.374	21.033.814

Intangible assets (Schedule B)	369.637	841.653	Total non-current liabilities	160.700.428	21.033.814

Subtotal Non-Current Assets	528.701.461	282.747.551	Subtotal	175.777.255	56.830.543

Goodwill (Note 5. b. and Schedule C)	(19.347.598)	(13.370.988)	Minority interest	206.709	430.754

Total Non-Current Assets	509.353.853	269.376.563	SHAREHOLDERS’ EQUITY	391.799.125	322.617.118

Total Assets	567.783.089	379.878.415	Total Liabilities and Shareholders’ Equity	567.783.089	379.878.415

The accompanying notes are an integral part of these complementary information

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Income

For the years beginning on July 1st, 2002 and 2001 and ended June 30, 2003 and 2002

	June 30, 2003 (Notes 1, 2, 3 and 4) Pesos	June 30, 2002 (Notes 1, 2, 3 and 4) Pesos
Sales
Crops	51.424.261	48.515.035
Beef cattle	17.311.212	27.609.516
Milk	2.414.992	2.258.210
Others	799.374	1.871.419

Total Sales	71.949.839	80.254.180

Cost of sales (Schedule F)
Crops	(39.425.551)	(13.817.006)
Beef cattle	(8.746.014)	(22.778.110)
Milk	(1.483.172)	(3.561.830)
Others	(1.387.410)	(2.122.473)

Total cost of sales	(51.042.147)	(42.279.419)

Gross income	20.907.692	37.974.761

Selling expenses (Schedule H)	(6.045.309)	(10.248.016)

Administrative expenses (Schedule H)	(4.309.119)	(8.368.493)

Gain from fixed assets sales	4.902.218	16.604.275

Gain (loss) from inventory holdings (Schedule F)	12.224.813	(19.603.010)

Operating income	27.680.295	16.359.517
Financial results (Note 5.k.)
Financial loss generated by assets	(51.269.561)	(15.301.181)
Financial gain generated by liabilities	40.329.234	6.562.725
Other expenses
Donations	(2.000.000)	—
Others	(207.721)	70.836
Gain (loss) from related companies	68.091.919	(41.154.113)
Management fees	(7.224.996)	—

Income (loss) before income tax	75.399.170	(33.462.216)
Income tax expense	(10.598.255)	(18.654.461)
Minority interest	224.046	348.883

Net Income (loss) for the year	65.024.961	(51.767.794)

Basic earnings per share	0,54	(0,35)
Diluted earnings per share	0,19	(0,35)

The accompanying notes are an integral part of these complementary information.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Cash Flows

For the years beginning on July 1st, 2002 and 2001 and ended June 30, 2003 and 2002

	June 30, 2003 (Notes 1, 2, 3) Pesos	June 30, 2002 (Notes 1, 2, 3) Pesos
Changes in funds
Funds at the beginning of the year	44.339.538	4.234.947
Funds at the end of the year	20.930.230	44.339.538

Net (decrease) increase in funds	(23.409.308)	40.104.591
Causes of changes in funds
Operations activities
Income (loss) for the year	65.024.961	(51.767.794)
Liabilities interest	8.399.579	3.640.890
Income tax	10.598.255	18.654.461
Adjustments made to reach net funds from operations activities
Results from interest in controlled and related companies	(68.091.919)	41.154.113
Minority interest	(224.046)	(348.883)
Increase in allowances and reserves	5.728.774	260.946
Amortization and depreciation	3.553.867	3.971.571
Results from inventory holdings	(12.224.813)	19.603.010
Financial results	(9.430.202)	5.558.058
Result from sale of fixed assets	(4.902.218)	(16.604.275)
Changes in operating assets and liabilities
Decrease in current investments	5.701.037	8.803.665
Decrease (increase) in trade accounts receivable	10.158.710	(9.272.618)
Decrease in other receivables	655.669	1.977.516
Decrease (increase) in inventories	18.992.074	(3.697.701)
(Decrease) increase in social securities charges & taxes payable and advances to customers	(10.845.802)	1.457.081
Decrease in trade accounts payable	(7.996.890)	(1.584.162)
Dividends collected	1.478.533	1.708.820
(Decrease) increase in other liabilities	(5.146.094)	4.342.723

Net fund provided by operations	11.429.475	27.857.421

Investment activities
Increase in permanent investments	(176.627.072)	—
Increase in interest in related companies	(8.151.725)	(21.863.150)
Acquisition and upgrading of fixed assets	(30.998.217)	(933.548)
Collection of receivables related to the sale of fixed assets	2.543.257	776.176
Sale of fixed assets	12.750.598	55.811.598

Net funds (applied to) provided by investment activities	(200.483.159)	33.791.076

Financing activities
Minority shareholders contribution	—	245.939
Dividends paid	—	(8.000.584)
Exercise of rights offering on treasury stock	3.564.008	616.239
Increase in financial loans	177.457.104	39.324.931
Decrease in financial loans	(13.659.222)	(53.730.431)
Issuance expenses of Convertible Bonds	(1.717.514)	—

Net funds provided by (applied to) financing activities	165.644.376	(21.543.906)

Net (decrease) increase in funds	(23.409.308)	40.104.591

Items not involving changes in funds
Transfer of inventory to fixed assets	210.551	513.692
Increase in long term investments by decrease in other receivables	—	391.435
Repayment of financial loans through issue of stock by exercise of conversion right	593.038	—
Increase in long term investments through reduction in non-cash current investments	—	112.578.617

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended June 30, 2003 and 2002

NOTE 1:	ARGENTINE ECONOMIC CONTEXT

Argentina’s current economic situation is highly sensitive, its main indicators being high levels of external indebtedness, a financial system in critical conditions and an economic recession that mainly until the end of 2002 brought about a major fall in the demand for goods and services and a significant increase in unemployment.

In response to the economic crisis, starting in December 2001, the Government adopted several measures and enacted laws, decrees and regulations that dramatically changed the economic model in force until that time. These changes included the flotation of the exchange rate, which led to a significant devaluation of the Argentine Peso in the first months of 2002, and the re-denomination into Pesos of certain assets and liabilities denominated in foreign currency and held in Argentina.

During 2002 in particular, this situation led to a significant and disparate increase in the various economic indicators, such as the exchange rate, the wholesale domestic price index (used to restate the financial statements for the previous year) and specific indexes for the goods and services related to the Company’s business. These events have affected the comparability of the financial statements, which should be interpreted in the light of those circumstances.

Impact on the Company’s economic condition

Following the devaluation of the Argentine Peso and the increase in the profitability of the agricultural-livestock business, the demand for land has begun to increase, leading to a considerable rise in US Dollar prices, which are now at levels comparable to those prior to the Argentine crisis. Given this scenario, the Company’s Board of Directors will be in a position to identify and take advantage of market opportunities for purchases and sales of land.

In addition, by fiscal year end IRSA Inversiones y Representaciones S.A., in which we hold an interest, had overcome the crisis that had caused uncertainties in its course of business as of June 30, 2002. At present, this subsidiary has a liquidity position that will allow it to take advantage of any opportunities that may arise in the real estate market.

NOTE 2:	BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

As a consequence of the application of General Resolutions No. 368/01, 434/03 and 441/03 of the Argentine Securities and Exchange Commission, which require that consolidated Financial Statements be presented as established by Technical Resolution No. 4 of the Argentine Federation of Professional Councils in Economic Sciences, as amended by Technical Resolution No. 19, the Balance Sheet as of June 30, 2003 and 2002 and the Income Statements and the Statements of Cash Flows for the fiscal years then ended were consolidated on a line by line basis with the financial statements of such companies in which it holds a majority of the voting shares, by application of the new rules and discontinuation of adjustment for inflation, respectively (see Note 2.b and 2.c to the basic financial statements).

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 2:	(Continued)

The Financial Statements of the Subsidiary Companies Inversiones Ganaderas S.A. and Futuros y Opciones.Com S.A. as of June 30, 2003 and 2002 have been used to determine the proportional equity value and carry out the consolidation. For purposes of comparability, reclassifications have been made on the information at June 30, 2002.

These Financial Statements and the corresponding notes and schedules are prepared in Argentine Pesos.

NOTE 3:	CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table.

COMPANY	PERCENTAGE OF VOTING SHARES OWNED
Inversiones Ganaderas S.A.	99.99
Futuros y Opciones.Com S.A.	70.00

NOTE 4:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiary Companies mentioned in Note 3 have been prepared based on accounting principles consistent with those followed by Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria for the preparation of its Financial Statements, as detailed in Note 3 of the individual financial statements.

The most significant valuation criteria used for the preparation of the Financial Statements of the Subsidiary Companies not detailed in the valuation criteria of the Parent Company were as follows:

Intangible Assets – Development expenditures

These expenses include organizational and development costs of the web page incurred until March 31, 2001. These expenses were restated to year-end currency and were depreciated by the straight line method over thirty-six months as from April 1, 2001. For being less than five years, this depreciation term qualifies under the second option of the transitional rules provided in section 8.2.3. of Technical Resolution No. 17.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5:	Details of consolidated balance sheet and consolidated income statement accounts

a.	Cash and banks

	June 30,
	2003 Pesos	2002 Pesos
Cash	43.967	108.977
Foreign currency (Schedule G)	3.239.854	829.415
Lecop currency	—	90.892
Local currency checking account	645.182	4.104.639
Patacones currency checking account	171.891	49.799
Lecop currency checking account	62.532	38.272
Foreign currency checking account (Schedule G)	12.370.530	38.153.908
Local currency saving account	20.583	654.400
Checks to be deposited	415.481	306.152
Patacones checks to be deposited	25.783	—

	16.995.803	44.336.454

b.	Investments and Goodwill

	June 30,
	2003 Pesos	2002 Pesos
Short term investment
Schedule C	5.459.835	94.461
	5.459.835	94.461
Investment from companies
Investment from related companies (Schedule C)	202.321.555	121.764.908
	202.321.555	121.764.908
Other investments
Schedule C	139.160.243	20.717
	139.160.243	20.717
Goodwill
Schedule C	(19.347.598)	(13.370.988)
	(19.347.598)	(13.370.988)

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5:	(Continued)

c.	Trade accounts receivable

	June 30,
	2003 Pesos	2002 Pesos
Current
Accounts receivable in local currency	5.345.126	7.555.171
Accounts receivable in foreign currency (Schedule G)	2.020.242	12.179.875
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.	13.709	158.524
IRSA Inversiones y Representaciones Sociedad Anónima	—	47.553
Less:
Allowances for defaulting debtors	(479.125)	(802.934)

	6.899.952	19.138.189

d.	Other receivables and prepaid expenses

	June 30,
	2003 Pesos	2002 Pesos
Current
Other	267.392	2.836.841
Prepaid leases	1.894.560	2.660.795
Guarantee deposits (Schedule G)	682.027	1.107.727
Secured by mortgage and under legal proceedings	531.602	685.225
Prepaid expenses	864.244	469.718
Surety bonds received	—	421.513
Tax credits	201.559	253.361
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.	1.334.692	286.154
IRSA Inversiones y Representaciones Sociedad Anónima	—	9.205
Shareholders	455.583	—

	6.231.659	8.730.539

Non-current
Secured by mortgage	504.192	1.537.013
Prepaid leases	—	176.449
Tax on Minimum Hypothetical Income	26.574	164.596
Other	11.427	107.188
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.	—	488.151

	542.193	2.473.397

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5:	(Continued)

e.	Inventories

	June 30,
	2003 Pesos	2002 Pesos
Current
Livestock	13.116.997	7.498.259
Crops	6.301.776	25.222.406
Unharvestedcrops	1.112.230	835.288
Seedsand fodder	171.486	406.468
Materialsand others	1.501.686	3.124.842
Advancesto suppliers	637.802	1.114.946

	22.841.977	38.202.209

Non-Current
Livestock	37.796.987	29.414.567

	37.796.987	29.414.567

f.	Trade accounts payable

	June 30,
	2003 Pesos	2002 Pesos
Current
Suppliers in local currency	3.759.549	4.933.419
Suppliers in foreign currency (Schedule G)	436.439	8.753.862
Subsidiaries and related companies Law 19,550 Article 33:
IRSA Inversiones y Representaciones Sociedad Anónima	203.335	27.012
Notes (Schedule G)	—	147.527

	4.399.323	13.861.820

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5:	(Continued)

g.	Loans

	June 30,
	2003 Pesos	2002 Pesos
Current
Local financial loans	—	7.468.233
Convertible Bonds 2007 Interest payable (Schedule G)	1.425.499	—

	1.425.499	7.468.233

Non Current
Convertible Bonds 2007 (Schedule G)	139.450.965	—
Convertible Bonds 2007 expenses	(1.499.911)	—

	137.951.054	—

h.	Salaries and social security payable

	June 30,
	2003 Pesos	2002 Pesos
Current
Vacation, statutory annual bonus and incentive allowance	859.519	—
Social security administration	138.564	187.100
Salaries payable	94.607	696.139
Health care scheme	1.043	29.015
Other	2.894	18.660

	1.096.627	930.914

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5:	(Continued)

i.	Taxes payable

	June 30,
	2003 Pesos	2002 Pesos
Current
Accrual for income tax	6.304.357	7.676.984
Advances to Income tax	(4.669.379)	—
Tax on Minimum Hypothetical Income	(124.503)	(2.294.127)
Value added tax	45.164	1.281.673
Property tax payable	179.614	233.790
Taxes withheld for income tax	45.494	177.624
Personal assets tax	148.824	3.731
Sales tax payable	169.448	12.423
Taxes withheld-Gross sales tax payable	(83.328)	13
Taxes withheld-Value added tax payable	(134.693)	37.154
Other	6.455	4.314

	1.887.453	7.133.579

Non-current
Deferred tax	22.749.374	21.033.814

	22.749.374	21.033.814

j.	Other

	June 30,
	2003 Pesos	2002 Pesos
Current
Accrual for other expenses (Schedule G)	2.816.293	5.668.558
Accrual for Directors´ Fees	41.806	490.856
Advances to Directors	(37.968)	(144.242)
Accrual for cereal expenses	108.825	205.331
Accrual for Management fees	3.204.773	30.951
Subsidiaries and related companies Law 19,550 Article 33:
Loan to FYO minority shareholders	134.196	150.729

	6.267.925	6.402.183

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5:	(Continued)

k.	Financial results

	June 30,
	2003 Pesos	2002 Pesos
Generated by assets:
Exchange differences and discounts	(54.222.043)	6.621.107
Interest income	886.510	2.186.717
Bad debts	(50.000)	(260.946)
Reference stabilization index (CER)	507.772	739.856
Banks expenses	(749)	(3.603)
Tax on debts and credits	(904.829)	(868.392)
Holding results	(2.640.590)	(3.414.145)
Inflation adjustment	(2.092.148)	(8.146.264)
Holding results and operations of stocks and bonds
Convertible Bonds purchase interest	7.080.857	—
Others	165.659	(12.155.511)

	(51.269.561)	(15.301.181)

	June 30,
	2003 Pesos	2002 Pesos
Generated by liabilities:
Holding results	1.286.969	13.725.917
Inflation adjustment	4.698.515	2.780.790
Reference stabilization index (CER)	(531.789)	(1.772.124)
Interest expense	(11.175)	(804)
Subsidiaries and related companies Law 19,550 Article 33:
IRSA Inversiones y Representaciones Sociedad Anónima	—	(460.695)
Financial expenses
Convertible Bonds issued interest	(6.965.029)	—
Other	(1.276.683)	(2.149.416)
Exchange differences and discounts	43.128.426	(5.560.943)

	40.329.234	6.562.725

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 6:

ASSETS AND LIABILITIES, CLASSIFIED ACCORDING TO THEIR COLLECTION OR PAYMENT MATURITIES

a)	Based on their estimated collection or payment term ( in pesos)

Based on their estimated collection or payment term	Current and non- current investment		Trade accounts receivable		Other receivables and prepaid expenses		Trade payables		Loans		Salaries payable and social security payable		Taxes payable		Other liabilities
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
1st quarter 2004/2003 financial year	1.422.315	—	6.874.952	19.138.189	2.471.562	4.859.197	4.352.500	13.857.841	1.425.499	7.468.233	1.083.306	930.914	1.664.184	—	6.133.729	6.236.101
2nd quarter 2004/2003 financial year	—	—	—	—	129.130	22.646	—	—	—	—	13 321	—	204.794	7.121.436	—	—
3rd quarter 2004/2003 financial year	—	—	—	—	505.786	53.746	—	—	—	—	—	—	—	—	—	15.353
4th quarter 2004/2003 financial year	—	—	—	—	250.925	490.543	—	—	—	—	—	—	2.795	—	—	—
1st quarter 2005/2004 financial year	—	—	—	—	—	164.596	—	—	—	—	—	—	—	—	—	—
2nd quarter 2005/2004 financial year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
3rd quarter 2005/2004 financial year	—	—	—	—	504.192	63.420	—	—	—	—	—	—	—	—	—	—
4th quarter 2005/2004 financial year	—	—	—	—	—	490.543	—	—	—	—	—	—	—	—	—	—
1st quarter 2006/2005 financial year	—	—	—	—	—	—	—	—	—	—	—		—	—	—	—
2nd quarter 2006/2005 financial year	—	—	—	—	—	—	—	—	—	—	—		—	—	—	—
3rd quarter 2006/2005 financial year	—	—	—	—	—	74.835	—	—	—	—	—		—	—	—	—
4th quarter 2006/2005 financial year	—	—	—	—	—	490.543	—	—	—	—	—		—	—	—	—
1st quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—	—	—		—	—	—	—
2nd quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—	—	—		—	—	—	—
3rd quarter 2007/2006 financial year	—	—	—	—	—	417.671	—	—	—	—	—		—	—	—	—
4th quarter 2007/2006 financial year	—	—	—		—	—	—	—	—	—	—		—	—	—	—
2nd quarter 2008/2007 financial year	139.160.243	—	—	—	—	—	—	—	137.951.054	—	—		—	—	—	—
4th quarter 2012/2011 financial year	—	—	—		—	—		—	—	—	—		—	—	—	—
Overdue	—	—	25.000	—	—	—	—	—	—	—	—	—	15.680	12.143	—	—
With no stated term	4.037.520	94.461	—		2.912.257	4.076.196	46.823	3.979	—	—	—	—	22.749.374	21.013.814	134.196	150.729

Total	144.620.078	94.461	6.899.952	19.138.189	6.773.852	11.203.936	4.399.323	13.861.820	139.376.553	7.468.233	1.096.627	930.914	24.636.827	28.147.393	6.267.925	6.402.183

b) Assets and liabilities classified according to the interest rate that they accrued (in pesos)

Interest rate that they accrue	Current and non- current investment		Trade accounts receivable		Other receivables and prepaid expenses		Trade payables		Loans		Salaries payable and social security		Taxes payable		Other liabilities
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
At fixed interest rate	139.160.243		—	—	1.322.687	2.395.656	—	—	139.450.965	7.242.733	—	—	—	—	—	—
At variable interest rate	4.037.520	94.461	—	—	277.048	722.921	—	—	—	—	—	—	—	—	—	—
Non-interest bearing	1.422.315	—	6.899.952	19.138.189	5.174.117	8.085.359	4.399.323	13.861.820	1.425.499	225.500	1.096.627	930.914	24.636.827	28.147.393	6.267.925	6.402.183

Total	144.620.078	94.461	6.899.952	19.138.189	6.773.852	11.203.936	4.399.323	13.861.820	140.876.464	7.468.233	1.096.627	930.914	24.636.827	28.147.393	6.267.925	6.402.183

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 7:	EARNINGS PER SHARE

BASIC Earnings per Share	06-30-03	06-30-02
Earnings	65,053,191	(41,684,580)
Number of shares	121,388,429	119,756,371
Earnings per share	0.54	(0.35)

DILUTED Earnings per Share	06-30-03	06-30-02
Earnings	48,053,080	(41,684,580)
Number of shares	244,280,962	119,756,371
Earnings per share	0.19	(0.35)

NOTE 8:	DATA PER SEGMENT

As of June 30, 2003:

Description	Crops	Beef Cattle	Milk	Other	Total
Sales	51,424,261	17,311,212	2,414,992	799,374	71,949,839
Assets	89,235,541	137,170,463	9,352,966	332,024,119	567,783,089
Liabilities	3,297,335	1,042,222	22,564	171,415,134	175,777,255
Fixed asset additions	29,078,790	1,498,858	157,960	262,609	30,998,217
Depreciation of fixed assets	1,373,437	1,266,970	186,021	255,423	3,081,851
Amortization of intangible assets	—	—	—	472,016	472,016
Income from related companies	2,093,536	401,304	186,095	65,410,984	68,091,919

NOTE 9:	SUBSEQUENT EVENTS

On July 29, 2003, Inversiones Ganaderas S.A. sold to Las Rejas S.A. three properties owned by it located in the district of Santo Domingo, department of La Paz, Province of Catamarca, with a total area of 5997 hectares, for an amount of US$ 430,000, fully paid as of the date of execution of the deed.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Fixed Assets

For the years beginning on July lst, 2002 and 2001 and ended June 30, 2003 and 2002

(Notes 1,2,3 and 4)

Schedule A

					Depreciation
Principal Account	Value at the beginning of the year Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of year Pesos	Rate %	Accumulated at the beginning of the year Pesos	Decrease of the year Pesos	Current year Amount Pesos	Accumulated at the end of year Pesos	Net carrying value at June 30, 2003 Pesos	Net carrying value at June30, 2002 Pesos
Real estate	101.683.376	29.401.490	6.751.980	124.332.894	—	—	—	—	—	124.332.894	101.683.376
Wire fences	5.549.228	19.637	81.400	5.487.465	3	1.198.686	81.390	173.304	1.290.600	4.196.865	4.350.542
Watering troughs	3.695.094	3.005	20.859	3.677.240	3	694.049	20.859	178.966	852.156	2.825.084	3.001.045
Alfalfa fields and meadows	2.964.707	394.117	—	3.358.824	13-25-50	1.869.007	—	499.745	2.368.752	990.072	1.095.700
Building and constructions	5.816.197	50.786	292.988	5.573.995	2	1.849.158	64.079	96.509	1.881.588	3.692.407	3.967.039
Machinery	11.337.850	61.214	2.262.436	9.136.628	10	6.206.029	1.494.958	836.626	5.547.697	3.588.931	5.131.821
Vehicles	1.114.834	302.848	257.207	1.160.475	20	741.146	197.559	189.173	732.760	427.715	373.688
Tools	187.883	4.274	—	192.157	10	105.966	—	14.972	120.938	71.219	81.917
Furniture and equipment	1.085.600	15.157	1.678	1.099.079	10	614.213	848	88.357	701.722	397.357	471.387
Breading livestock	398.797	—	13.199	385.598	20	397.040	13.199	1.757	385.598	—	1.757
Corral and leading lanes	580.122	44.863	—	624.985	3	89.615	—	20.353	109.968	515.017	490.507
Roads	1.358.228	6.721	—	1.364.949	10	592.397	—	124.925	717.322	647.627	765.831
Facilities	5.755.862	266.832	—	6.022.694	10-20-33	2.219.731	—	628.794	2.848.525	3.174.169	3.536.131
Computer equipment	1.131.275	178.380	18.845	1.290.810	10	816.031	14.923	165.441	966.549	324.261	315.244
Planes	10.444	—	—	10.444	10	10.444	—	—	10.444	—	—
Silo plants	1.050.811	115.339	—	1.166.50	2	189.642	—	62.929	252.571	913.579	861.169
Constructions in progress	1.987.107	344.097	—	2.331.204	—	—	—	—	—	2.331.204	1.987.107
Advances to suppliers	118.048	—	35.603	82.445	—	—	—	—	—	82.445	118.048

Total at June 30, 2003	145.825.463	31.208.768	9.736.195	167.298.036		17.593.154	1.887.815	3.081.851	18.787.190	148.510.846	—

Total at June 30, 2002	187.113.554	1.447.240	42.735.331	145.825.463		17.619.713	3.528.008	3.501.449	17.593.154		128.232.309

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Investments

For the years beginning on July 1st, 2002 and 2001 and ended June 30, 2003 and 2002

(Notes 1,2,3 and 4)

Schedule B

				Amortization
					Current year
Principal Account	Value at the beginning of the year Pesos	Additions Pesos	Value at the end of year Pesos	Accumulated at the beginning of year Pesos	Rate %	Amount (1) Pesos	Accumulated at the end of year Pesos	Net carrying value at June 30, 2003 Pesos	Net carrying value at June 30, 2002 Pesos
Development expenditures	1.410.368	—	1.410.368	587.653	33,33	470.122	1.057.775	352.593	822.715
Brands and patents	18.938	—	18.938	—		1.894	1.894	17.044	18.938

Total at June 30, 2003	1.429.306	—	1.429.306	587.653		472.016	1.059.669	369.637	—

Total at June 30, 2002	1.429.306	—	1.429.306	117.531		470.122	587.653	—	841.653

(1)	The destiny of the amortization of the year is included in the Consolidated Schedule H.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Investments

For the years beginning on July lst, 2002 and 2001 and ended June 30,2003 and 2002

(Notes 1,2,3 and 4)

Schedule C

Type and characteristics of the securities	Amount	Value at June 30, 2003 Pesos	Value at June 30, 2002 Pesos	Market Value	INFORMATION ON THE ISSUER
					Principal activity	Latest financial statements
						Capital Pesos	Income for the year Pesos	Shareholders’ Equity Pesos
Current Investments
Mutual Funds
ABN AMRO in pesos	1.272.427	2.888.061	—	2.26973
Fondo especial Banco Rio in pesos	4.719.596	1.042.426	—	0.22087
Fondo plazo fijo Banco Rio in dollars	1.778	3.938	3.084	2.21485
Fondo Letes Banco Frances		—	1.194
Fondo Letes Banco Rio		—	3.326

		3.934.425	7.604

Notes and Convertible Bonds
Convertible Bonds 2007 – IRSA		1.422.315	—
Bonos Global 2010	110.000	102.465	86.857	0.931500
Bocon Pro 1	157.647	630	—	0.003993

		1.525.410	86.857

Total current investments		5.459.835	94.461

Non-current investments
Related companies Law 19,550. Article 33
AGRO-URANGA S. A.				unlisted	Agricultural and livestock	2.500.000	6.658.452	14.289.525
Shares	893.069	4.971.181	4.303.616
Contribution on account of future subscriptions of shares		7.865	7.865
Higher value of property		11.179.150	11.179.150

		16.158.196	15.490.631

CACTUS ARGENTINA S.A.				unlisted	Exploitation and administration of agricultural and beef cattle products	1.300.000	605.357	5.755.547
Shares	650.000	742.155	439.473
Contribution on account of future subscriptions of shares		2.135.618	2.135.618

		2.877.773	2.575.091

IRSA lnversiones y Representaciones S.A.	48.022.307	183.285.586	103.699.186	listed	Real estate	212.013.000	286.445.000	809.186.000

Shares		183.285.586	103.699.186

	Subtotal	202.321.555	121.764.908

Other
Convertible Bonds 2007 – IRSA	49.692.688	139.139.526	—
Coprolan		20.717	20.717	unlisted		—	—	—

	Subtotal	139.160.243	20.717

Goodwill
Goodwill		1.319.353	1.979.030
IRSA negative goodwill	Subtotal	(20.666.951)	(15.350.018)

		(19.347.598)	(13.370.988)

Total non-current investments		322.134.200	108.414.637

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Allowances and provisions

For the years beginning on July 1st, 2002 and 2001 and ended June 30, 2003 and 2002

(Notes 1,2,3 and 4)

Schedule E

Item	Opening balances Pesos	Increases (1) Pesos	Decreases Pesos	Inflation Adjustment Pesos	Value at June 30, 2003 Pesos	Value at June 30, 2002 Pesos
Deducted from asset
Defaulting debtors	802.934	50.000	286.146	(87.663)	479.125	802.934

Total at June 30, 2003	802.934	50.000	286.146	(87.663)	479.125

Total at June 30, 2002	1.185.704	260.946	—	(643.716)	—	802.934

(1)	The accounting appropriation is included in Note 5 k.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Cost of sales

For the years beginning on July 1st, 2002 and 2001 and ended June 30, 2003 and 2002

(Notes 1,2,3 and 4)

Schedule F

	Crops		Beef cattle		Milk		Others		Total
	June 30, 2003 Pesos	June 30, 2002 Pesos	June 30, 2003 Pesos	June 30, 2002 Pesos	June 30, 2003 Pesos	June 30, 2002 Pesos	June 30, 2003 Pesos	June 30, 2002 Pesos	June 30, 2003 Pesos		June 30, 2002 Pesos
Inventories at the beginning of the year
Beef cattle	—	—	35.445.265	62.440.727	1.467.561	4.296.269	—	—	36.912.826		66.736.996
Crops	25.222.406	12.398.444	—	—	—	—	—	—	25.222.406		12.398.444
Unharvested crops	835.288	1.543.168	—	—	—	—	—	—	835.288		1.543.168
Seeds and fodder	—	—	291.033	247.823	115.435	192.230	—	—	406.468		440.053
Materials	2.749.377	2.330.989	30.356	12.319	51.731	15.600	293.378	469.160	3.124.842		2.828.068

	28.807.071	16.272.601	35.766.654	62.700.869	1.634.727	4.504.099	293.378	469.160		66.501.830		83.946.729
Holding results	—	754.326	11.240.614	(18.201.808)	984.199	(2.090.656)	—	(64.872)		12.224.813		(19.603.010)
Commodities market results	(290.717)	(3.879.793)	—	—	—	—	—	—		(290.717)		(3.879.793)
Transfer of inventories to expenses	(93.181)	(125.528)	(67.093)	(27.554)	—	—	—	—		(160.274)		(153.082)
Transfer of inventories to fixed assets	(207.388)	(478.742)	—	(9.075)	—	—	(3.163)	(25.875)		(210.551)		(513.692)
Transfer of Unharvested crops to expenses	(13.762.016)	(22.179.781)	(379.693)	(381.540)	(183.214)	(197.771)	(502.491)	(311.140)		(14.827.414)		(23.070.232)
Recovery of inventories	—	—	254.651	762.022	(254.651)	(762.022)	—	—		—		—
Purchases	14.301.841	20.758.972	2.737.099	1.997.938	167.263	335.630	594.595	670.117		17.800.798		23.762.657
Operating expenses (Schedule H)	19.306.202	31.502.022	7.925.599	11.703.911	1.521.863	3.407.278	1.251.160	1.678.461		30.004.824		48.291.672
Less:
Inventories at the end of the year
Beef cattle	—	—	(48.619.300)	(35.445.265)	(2.294.684)	(1.467.561)	—	—	(50.913.984)		(36.912.826)
Crops	(6.301.776)	(25.222.406)	—	—	—	—	—	—	(6.301.776)		(25.222.406)
Unharvested crops	(1.112.230)	(835.288)	—	—	—	—	—	—	(1.112.230)		(835.288)
Seeds and fodder	—	—	(112.517)	(291.033)	(58.969)	(115.435)	—	—	(171.486)		(406.468)
Materials	(1.222.255)	(2.749.377)	—	(30.355)	(33.362)	(51.732)	(246.069)	(293.378)	(1.501.686)	(60.001.162)	(3.124.842)	(66.501.830)

Cost of Sales	39.425.551	13.817.006	8.746.014	22.778.110	1.483.172	3.561.830	1.387.410	2.122.473		51.042.147		42.279.419

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Foreign currency assets and liabilities

For the years benning on July 1st, 2002 and 2001 and ended June 30, 2003 and 2002

(Notes 1,2,3 and 4)

Schedule G

	June 30, 2003				June 30, 2002
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current Asset
Cash and banks	US$	5.781.624	2,700	15.610.384	US$	9.380.371	38.983.323
Investments:
Mutual funds	US$	1.459	2,700	3.938	US$	1.777	3.084
Convertible Bonds 2007 – IRSA	US$	507.970	2,800	1.422.315	US$	—	—
Trade accounts receivable
Accounts receivable	US$	748.238	2,700	2.020.242	US$	2.930.785	12.179.875
Other receivables and prepaid expenses:
Secured by mortgages	US$	—		—	US$	4.469	18.571
Guarantee deposits	US$	252.603	2,700	682.027	US$	198.265	823.957
Others	US$	—		—		381.304	1.584.636
Non-Current Asset
Investments:
Convertible Bonds 2007 – IRSA	US$	49.692.688	2,800	139.139.526	US$	—	—

Total Asset	US$	56.984.582		158.878.432	US$	12.896.971	53.593.446

Current liabilities
Trade payables:
Suppliers	US$	155.871	2,800	436.439	US$	2.050.969	8.753.862
Loans
Convertible Bonds 2007	US$	509.107	2,800	1.425.499	US$	—	—
Other liabilities
Accrual for other expenses	US$	168.608	2,800	472.102	US$	267.863	1.143.283
Non-current liabilities
Loans
Convertible Bonds 2007	US$	49.803.916	2,800	139.450.965	US$	—	—

Total Liabilities	US$	50.637.502		141.785.005	US$	2.318.832	9.897.145

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Information submitted in compliance with Section 64, subsection B of Law No 19,550

For the years beginning on July lst, 2002 and 2001, and ended June 30, 2003 and 2002

(Notes 1,2,3 and 4)

Schedule H

Items	Total June 30, 2003 Pesos	Operating Expenses					Expenses		Total June 30, 2002 Pesos
		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Others Pesos	Selling Pesos	Administrative Pesos
Directors’ fees	41.718	—	—	—	—	—	—	41.718	678.734
Fees and payments for services	1.304.235	678.157	457.730	155.912	21.715	42.800	—	626.078	3.882.998
Salaries and wages	4.382.007	2.204.110	572.594	1.192.411	170.206	268.899	22.122	2.155.775	9.165.241
Social security contributions	779.223	395.370	136.115	175.644	16.024	67.587	4.856	378.997	833.339
Taxes, rates and contributions	509.367	325.369	114.986	158.673	30.161	21.549	—	183.998	712.622
Gross sales taxes	735.630	—	—	—	—	—	735.630	—	730.702
Office and administrative expenses	346.529	84.902	—	12.660	—	72.242	—	261.627	146.254
Bank commissions and expenses	49.740	40.372	7.624	12.057	532	20.159	—	9.368	48.516
Depreciation of fixed assets	3.081.851	2.781.832	1.294.759	1.188.874	178.136	120.063	112.648	187.371	3.501.449
Vehicle and travelling expenses	474.475	345.497	128.181	167.635	14.921	34.760	2.287	136.691	488.572
Spare parts and repairs	793.849	793.849	344.019	347.278	76.942	25.610	—	—	977.484
Insurance	346.733	43.640	19.222	20.011	1.746	2.661	—	303.093	222.810
Employees’ maintenance	158.171	123.785	36.001	75.973	6.902	4.909	—	34.386	304.993
Amortization of intangible assets	472.016	472.016	—	—	—	472.016	—	—	470.122
Livestock expenses	5.355.588	4.248.653	—	4.248.653	—	—	1.106.935	—	7.698.660
Dairy farm expenses	993.744	993.744	—	—	993.744	—	—	—	1.368.345
Agricultural expenses	19.911.110	15.909.122	15.909.122	—	—	—	4.001.988	—	30.157.620
Silo expenses	45.750	45.750	45.750	—	—	—	—	—	497.320
Coal expenses	39.293	14.424	—	—	—	14.424	24.869	—	744.341
Firewood expenses	11.932	6.939	—	—	—	6.939	4.993	—	155.870
FyO expenses	84.810	55.829	—	—	—	55.829	28.981	—	27.682
General expenses	441.481	441.464	240.099	169.818	10.834	20.713	—	17	4.094.507

Total at June 30, 2003	40.359.252	30.004.824	19.306.202	7.925.599	1.521.863	1.251.160	6.045.309	4.309.119	—

Total at June 30, 2002	—	48.291.672	31.502.022	11.703.911	3.407.278	1.678.461	10.248.016	8.368.493	66.908.181

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Balance Sheet at June 30, 2003 and 2002

	June 30, 2003 (Notes 1, 2, and 3) Pesos	June 30, 2002 (Notes 1, 2, and 3) Pesos		June 30, 2003 (Notes 1, 2, and 3) Pesos	June 30, 2002 (Notes 1, 2, and 3) Pesos
ASSETS			LIABILITIES
Current Assets			Current Liabilities
Cash and banks (Note 8.a)	16.804.920	44.180.995	Debts:
Short term investments (Note 8.b)	5.459.835	94.461	Trade accounts payable (Note 8.f and Schedule G)	4.326.017	13.812.177
Trade accounts receivable (Note 8.c)	6.216.651	18.781.952	Loans (Note 8.g )	1.425.499	7.468.233
Other receivables and prepaid expenses (Note 8.d)	6.132.962	8.490.441	Salaries and social security payable (Note 8.h)	1.052.445	900.551
Inventories (Note 8.e)	22.086.691	37.768.519	Taxes payable (Note 8.i )	1.769.547	7.082.975

Total Current Assets	56.701.059	109.316.368	Other (Note 8.j )	7.008.037	7.249.612

Non-Current Assets			Total Debts	15.581.545	36.513.548

Other receivables and prepaid expenses (Note 8.d)	504.192	2.308.800	Total Current Liabilities	15.581.545	36.513.548

Inventories (Note 8.e )	34.941.790	27.130.847
Investments from companies (Note 8.b and Schedule C)	213.361.465	132.946.342	Non-Current Liabilities
Other investments (Note 8.b and Schedule C)	139.160.243	20.717	Taxes payable (Note 8.i )	21.877.809	20.629.666
Fixed assets, net (Schedule A)	141.882.382	121.408.246	Loans (Note 8.g )	137.951.054	—

Subtotal Non-Current Assets	529.856.072	283.814.952	Total Non-Current Liabilities	159.828.863	20.629.666

Goodwill (Note 8.b and Schedule C)	(19.347.598)	(13.370.388)	Total liabilities	175.410.408	57.143.214

Total Non-Current Assets	510.508.474	270.443.964	SHAREHOLDERS’ EQUITY (as per corresponding statement)	391.799.125	322.617.118

Total Assets	567.209.533	379.760.332	Total Liabilities and Shareholders’ Equity	567.209.533	379.760.332

The accompanying notes and schedules are an integral part of these financial statements

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Income Statement

For the years beginning on July 1st, 2002 and 2001 and ended June 30, 2003 and 2002

	June 30, 2003 (Notes 1,2, and 3) Pesos	June 30, 2002 (Notes 1,2, and 3) Pesos
Sales
Crops	51.424.261	48.515.035
Beef cattle	16.163.219	26.333.142
Milk	2.414.992	2.258.210
Other	112.388	11.418

Total Sales	70.114.860	77.117.805

Cost of sales (Schedule F)
Crops	(39.425.551)	(13.817.006)
Beef cattle	(7.866.452)	(21.652.770)
Milk	(1.483.172)	(3.561.830)
Other	(97.555)	(24.371)

Total cost of sale	(48.872.730)	(39.055.977)

Gross income	21.242.130	38.061.828

Selling expenses (Schedule H)	(5.878.515)	(9.446.791)

Administrative expenses (Schedule H)	(4.207.388)	(8.140.036)

Gains from fixed assets sales	4.900.118	16.604.275

Gain (loss) from inventory holdings (Schedule F)	11.204.231	(18.606.549)

Operating income	27.260.576	18.472.727
Financial Results (Note 8.k.)
Financial loss generated by assets	(51.143.806)	(13.685.200)
Financial gain generated by liabilities	40.252.439	5.771.833
Other expenses:
Donations	(2.000.000)	–
Others	(207.721)	54.546
Gain (loss) from related companies	67.936.634	(43.766.513)
Management fees (Note 6)	(7.224.996)	–

Income (loss) before income tax	74.873.126	(33.152.607)

Income tax expense (Note 7)	(9.848.165)	(18.615.187)

Net income (loss) for the year	65.024.961	(51.767.794)

The accompanying notes and schedules are an integral part of these financial statements.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Changes in Shareholders’ Equity

For the years beginning on July lst, 2002 and 2001 and ended June 30, 2003 and 2002

(Notes 1,2 and 3)

Items	Shareholders’ contributions					Legal reserve Pesos	Retained earnings Pesos	Total at June 30, 2003 Pesos	Total at June 30, 2002 Pesos
	Common stock (Note 4) Pesos	Treasury stock (Note 4) Pesos	Inflation adjustment of Common stock Pesos	Paid-in capital Pesos	Total Pesos
Balances at the beginning of the year	122.745.539	1.538.853	166.218.124	89.784.877	380.287.393	5.833.163	(51.151.555)	334.969.001	394.121.140
Transfer from Common stock to Treasury stock to be subscripted	(2.593.437)	2.593.437			—			—	—
Previous results adjustment (Note 2)					—		(12.351.883)	(12.351.883)	(12.351.883)

Balances at the beginning of the year changed	120.152.102	4.132.290	166.218.124	89.784.877	380.287.393	5.833.163	(63.503.438)	322.617.118	381.769.257

Subscription of incentive plan (Note 13)	3.559.853	(3.559.853)			—		3.564.008	3.564.008	616.239
Conversion of bonds in common stock (Note 14)	386.140			206.898	593.038		—	593.038
Appropriation of profits resolved by Shareholders’ Meeting held on October 19, 2001
Cash dividends							—	—	(8.000.584)
Net income (loss) for the year							65.024.961	65.024.961	(51.767.794)

Balances at June 30, 2003	124.098.095	572.437	166.218.124	89.991.775	380.880.431	5.833.163	5.085.531	391.799.125

Balances at June 30, 2002	122.745.539	1.538.853	166.218.124	89.784.877	380.287.393	5.833.163	(63.503.438)		322.617.118

The accompanying notes and schedules are an integral part of these financial statements

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Cash Flows Statement

For the years beginning on July 1st, 2002 and 2001 and ended June 30, 2003 and 2002

	June 30, 2003 (Notes 1, 2 and 3) Pesos	June 30, 2002 (Notes 1, 2 and 3) Pesos
Changes in funds
Funds at the beginning of the year	44.184.079	3.379.110
Funds at the end of the year	20.735.407	44.184.079

Net (decrease) increase in funds	(23.448.672)	40.804.969
Causes of changes in funds
Operations activities
Income (loss) for the year	65.024.961	(51.767.794)
Liabilities interest	8.399.579	3.640.890
Income tax	9.848.165	18.615.187
Adjustments made to reach net cash flow from operations activities
Results from interest in controlled and related companies	(67.936.634)	43.766.513
Increase in allowances and reserves	5.728.774	232.866
Amortization and depreciation	3.062.490	3.241.135
Results from inventory holdings	(11.204.231)	18.606.549
Financial results	(9.789.714)	4.863.304
Result from sale of fixed assets	(4.900.118)	(16.604.275)
Changes in operating assets and liabilities
Decrease in current investments	5.697.620	8.013.333
Decrease (increase) in trade accounts receivable	10.527.377	(9.468.935)
Decrease in other receivables	438.672	2.032.185
Decrease (increase) in inventories	18.858.565	(3.725.975)
(Decrease) increase in social securities. charges & taxes payable and advances to customers	(10.696.436)	1.460.717
Decrease in trade accounts payable	(8.026.200)	(1.484.828)
Dividends collected	1.478.533	1.708.820
(Decrease) increase in other liabilities	(5.160.559)	5.637.763

Net funds provided by operations	11.350.844	28.767.455

Investment activities
Increase in permanent investments	(176.627.072)	—
Increase in interest in related companies	(8.151.723)	(21.863.150)
Acquisition and upgrading of fixed assets	(30.948.283)	(646.657)
Collection of receivables related to the sale of fixed assets	2.543.257	776.176
Sale of fixed assets	12.739.929	55.560.990

Net funds (applied to) provided by investment activities	(200.443.892)	33.827.359

Financing activities
Dividends paid	—	(8.000.584)
Exercise of rights offering on treasury stock	3.564.008	616.239
Increase in financial loans	177.457.104	39.324.931
Decrease in financial loans	(13.659.222)	(53.730.431)
Issuance expenses of Convertible Bonds	(1.717.514)	—

Net funds provided by (applied to) financing activities	165.644.376	(21.789.845)

Net (decrease) increase in funds	(23.448.672)	40.804.969

Items not involving changes in funds
Transfer of inventory to fixed assets	210.551	504.617
Increase in long term investments by decrease in other receivables	—	391.435
Repayment of financial loans through issue of stock by exercise of conversion right	593.038	—
Increase in long term investments through reduction in non-cash current investments	—	113.152.482

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements

For the years ended on June 30, 2003 and 2002

NOTE 1:	MERGER OF CONTROLLED COMPANIES

The merger definitive agreement was signed on December 6, 2002, pursuant to the provisions set forth in Section 83, subsection 1° of Law 19.550. It decided the merger of the companies “Agro Riego San Luis S.A.” and “Colonizadora Argentina S.A.” in CRESUD S.A.C.I.F. y A., effective as from July 1st, 2000.

NOTE 2:	PRESENTATION OF FINANCIAL STATEMENTS IN CONSTANT PESOS

a.	Presentation standards

These financial statements are stated in Argentine pesos, and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, as approved, with certain amendments, by the Professional Council of Economic Sciences of the City of Buenos Aires and the Argentine Securities Commission.

b.	Accounting for inflation

The Company’s financial statements have been prepared in accordance with Resolution M.D. 3/02 of the Professional Council of Economic Sciences of the City of Buenos Aires, which has established the application of Technical Resolution No. 6, as amended by Technical Resolution No. 19 of the Argentine Federation of Professional Councils in Economic Sciences, as from fiscal years or interim periods ended on or after March 31, 2002.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal years ended as from that date should be stated in nominal currency. Therefore, in accordance with Resolution No. 441 issued by the Argentine Securities and Exchange Commission on April 8, 2003, the Company discontinued restatement of its financial statements effective March 1, 2003. This criterion is not in compliance with the professional accounting standards in force. However, as of June 30, 2003, this deviation did not have a material effect on the Company’s financial statements.

As a consequence of the above, the Company’s financial statements are presented in constant currency as of February 28, 2003, having considered the accounting measurements restated by the changes in the purchasing power of the currency until interruption of the adjustment and those arising in the period of stability, restated into currency of December 2001.

The coefficients prepared based on the domestic wholesale price index have been applied for purposes of the abovementioned restatement.

Amounts corresponding to the year ended on June 30, 2002 have been restated at February 28, 2003 for purposes of presentation on a comparative basis.

In the income statement for this fiscal year, the result from exposure to changes in the currency’s purchasing power and the financial results are both included in “Financial Results”.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

c.	New Accounting Standards

The Professional Council of Economic Sciences of the City of Buenos Aires enacted the following technical resolutions: N° 16: “Conceptual regime for professional accounting regulations”; N° 17: “Professional accounting regulations: development of matters of general application”, N° 18: “Professional accounting regulations: development of some matters of particular application” and N° 19 “ Modifications to technical resolutions N° 4, 5, 6, 8, 9, 11 and 14 and 20 “Derivative instruments and hedging transactions”, through Resolutions C 238/01, C 243/01, C 261/01, C 262/01 and C 187/02, respectively; establishing that such technical resolutions and the modifications incorporated, will be in force for fiscal years initiated as from July 1, 2002 (other than Technical Resolution No. 20, which shall become effective for fiscal years beginning as from January 1, 2003).

The Argentine Securities and Exchange Commission, through Resolution N° 434/03 has adopted such technical resolutions with some exceptions and modifications, which will be in force for fiscal years initiated as from January 1, 2003.

The main modifications included by the above mentioned technical resolutions, which would imply significant adjustments on the company’s accounting statements, are related with the registration of the income tax under the deferred taxing method. The main changes basically result from the registration of income tax under the deferred tax method, as concerns agreements involving derivative instruments and the valuation of receivables and payables with no stated rate at their current value. In addition, there are certain transitional rules that allow, and sometimes require, to apply prospectively the valuation and disclosure criteria introduced by the new accounting regulations, thus affecting comparability of the financial statements. The following table contains a breakdown of the Adjustments of Results of Previous Fiscal Years that result from applying the new accounting regulations:

Description	Effect on cumulative results at beginning of year Income (Loss) Pesos	Effect on result as of 06.30.02 Pesos
Application of Deferred Tax (vs. Current Tax) method	(10,528,207)	(10,101,459)
Market value of premiums for forward transactions	(1,458,801)	1,742,568
Registration in Long Term Investments of Adjustment of Results of Previous Fiscal Years in related companies	(364,875)	1,020,764

Total	(12,351,883)	(7,338,127)

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The principal valuation and disclosure criteria for the preparation of the financial statements, applied on a basis consistent with respect to the last fiscal year, except as stated in note 2.c., which explains the changes in rules and adjustments of results of previous fiscal years.

a.	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting years Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies and assets’ recoverable value. Actual results could differ from those estimates.

b.	Local currency assets and liabilities

The local currency assets and liabilities are stated at year-end nominal currency.

c.	Foreign currency assets and liabilities

Foreign currency assets and liabilities have been translated at the official rate of exchange in effect at June 30, 2003.

d.	Temporary investments

Mutual funds and notes and convertible notes are carried at market value as of year-end. Temporary investments do not exceed their recoverable value estimated at fiscal year-end.

e.	Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time, provided they are significant.

f.	Credits and loans

Credits and loans have been valued in accordance with the sum of money delivered and received, respectively, net of transaction costs, plus financial results accrued on the basis of the rate estimated at such time as of year-end.

g.	Futures and Options

Futures and options relate to cereal commitments deliverable at a previously agreed price (see Note 5) and are carried at market value at fiscal year-end.

h.	Other receivables and payables

Miscellaneous receivables and payables have been valued at agreed values plus interest accrued at fiscal year-end.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 3:	(Continued)

i.	Balances with related parties

Receivables and payables with related parties have been valued in accordance with the conditions agreed between the parties involved.

j.	Inventories

1.	Livestock for raising and grazing cattle have been stated at their market value at the end of the period, net of estimated selling expenses. The livestock for dairy production and other purposes not related to direct sale over the next 12 months were valued at replacement cost.

2.	Crops: at their quoted market value at the end of the period, less estimated sale expenses.

3.	The remaining inventories were valued at replacement value.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values at the end of the year.

k.	Long term investments in other companies

1.	Investments in subsidiaries and affiliates

The investments in subsidiaries and affiliates in which the Company has significant influence have been accounted for under the equity method, as required by Technical Pronouncement No. 5 of the Argentine Federation of Professional Councils in Economic Sciences.

Holdings at June 30, 2003 are as follows:

Subsidiaries and affiliates	% Equity interest
Inversiones Ganaderas S.A.	99.99
Futuros y Opciones.Com S.A.	70.00
Cactus Argentina S.A.	50.00
Agro Uranga S.A.	35.72
IRSA Inversiones y Representaciones Sociedad Anónima	22.65

Consolidated financial statements with Inversiones Ganaderas S.A. and Futuros y Opciones.com S.A. at June 30, 2003 and 2002 are presented as complementary information.

At June 30, 2002, our investment in IRSA was valued by the equity method of accounting as a result of a change of strategy according to which those shares are carried as a long-term investment. This decision was made as a result of the impact of the recent economic measures on the financial markets, which modified the original budget with respect to these types of investments.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 3:	(Continued)

Current valuations and economic conditions reduce the risks inherent to long-term investment opportunities and increase the possibility of obtaining significant return in the long term. In view of these circumstances: (i) the value of the investment was set at market value; (ii) the value of the investment was calculated by the equity method of accounting; and (iii) the difference between (i) and (ii) was recognized as negative goodwill to be amortized over 20 years.

2.	Other Investments

–	Investments in debt securities

IRSA’s Convertible Notes were valued taking into account the amount existing at year-end in dollars, at the sellers’ exchange rate plus interest accrued as of the closing date of these financial statements.

–	Other investments

The remaining investments correspond to non-listed securities, which were valued at their restated cost.

–	Goodwill

The goodwill relating to the purchase of the subsidiary Futuros y Opciones.Com S.A. has been valued at its restated cost, calculated as the difference between the price paid for such investment and its equity value calculated at the time of purchase, restated into year-end currency by applying the coefficients mentioned in Note. 2.b.

Depreciation is calculated in accordance with the estimated useful life, which is 5 years and has been classified under Result from interest in subsidiaries and related companies in the statement of income.

j.	Fixed assets

–	Purchase value:

Valued at cost restated into period-end currency applying the coefficients mentioned in Note 2 b., based on the corresponding dates of origin.

–	Depreciation

Calculated by the straight-line method based on the estimated useful lives of the assets as from the period of addition.

–	The carrying value

The carrying value of fixed assets does not exceed their estimated recoverable value at the end of the year.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 3:	(Continued)

m.	Shareholders’ equity

Initial balances and changes during the year have been restated into year-end currency following the criteria set forth in Note 2.b.

n.	Results for the year

The results for the year were adjusted as follows:

Income accounts were restated by applying adjusting coefficients to historical amounts in accordance with Note 2.b.

The financial result was calculated at its actual value, net of the effect of inflation, and the result of exposure to inflation of net monetary positions is the counterpart of the adjustments made to all non-monetary balance sheet and income statement accounts, which were restated into year-end currency following the criteria set forth in Note 2.b.

The statement of income shows the financial results generated by assets and liabilities. Note 8.k. includes a breakdown of this information.

Financial results and the result of exposure to inflation were segregated into results generated by assets and those generated by liabilities in the notes to the financial statements.

o.	Income Tax

The Company has recognized the income tax liability on the basis of the deferred tax liability method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of livestock and the sale and replacement of fixed assets.

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%).

p.	Tax on minimum hypothetical income

The Company determines the tax on minimum hypothetical income applying the prevailing rate of 1% on computable assets at fiscal year-end. This tax is supplementary to the income tax. The Company’s tax liability for each year will be the higher of these two taxes. However, if the tax on minimum hypothetical income exceeds the income tax in any fiscal year, such excess may be computed as payment on account of the income tax that may be payable in any of the following ten fiscal years.

q.	Revenue recognition

Revenue is recognized on sales of products when the customer receives title to the goods, generally upon delivery.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 4:	COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

	Authorized Pesos	Subscribed Pesos	Paid in Pesos
Common and treasury stock at June 30, 2000	119,669,749	119,669,749	119,669,749
Preferred offering Fiscal year ended June 30, 2002	2,353	2,353	2,353
Incentive Plan Fiscal year 02	480,000	480,000	480,000
Incentive Plan Fiscal year 03	3,559,853	3,559,853	3,559,853
Conversion of bonds in common stock (Note 13)	386,140	386,140	386,140

Common and treasury stock at June 30, 2003	124,098,095	124,098,095	124,098,095

At June 30, 2003 the common and treasury stock consisted of 124,098,095 ordinary book entry shares with a face value of Pesos 1 each entitled to one vote per share, which were available in the market.

NOTE 5:	FUTURES

At June 30, 2003 the Company had arranged futures and options on the futures market as follows:

OPTIONS – C.B.O.T. – SELL CALL – SEASON 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Wheat	10,880	139.63	(51,971)

OPTIONS – C.B.O.T. – PURCHASE CALL– SEASON 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Wheat	10,880	124.93	101,943

OPTIONS – SELL CALL – SEASON 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Wheat	1,000	112.00	(4,000)

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 5:	(Continued)

FUTURES – SEASON 2003/2004

Cereal	Tons	Average price US$ (1)	Total amount US$
Wheat-sell	1,900	105.14	(199,766)

OPTIONS – C.B.O.T. – SELL CALL – SEASON 2002/2003

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	16,320	227.81	(96,945)
Corn	8,890	105.73	(36,448)

OPTIONS – C.B.O.T. – PURCHASE CALL – SEASON 2002/2003

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	10,880	198.42	161,909
Corn	5,080	90.55	48,897

OPTIONS – C.B.O.T. – PURCHASE PUT – SEASON 2002/2003

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Corn	2,540	90.55	11,624

FUTURES – SEASON 2002/2003

Cereal	Tons	Average price US$ (1)	Total amount US$
Corn-purchase	400	83.75	33,500
Soybean-purchase	700	164.86	115,402

At June 30, 2002 the Company had arranged futures and options on the forward market as follows:

FUTURES – SEASON 2002/2003

Cereal	Tons	Average price US$ (1)	Total amount US$
Wheat-purchase	3,200	89.92	287,744

FUTURES – C.B.O.T. – SEASON 2002/2003

Cereal	Tons	Average price US$ (1)	Total amount US$
Wheat-purchase	2,720	117.21	318,811

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 5:	(Continued)

FUTURES – C.B.O.T. – SEASON 2001/2002

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean-purchase	2,720	172.42	468,982
Soybean oil-purchase	544	408.49	222,219

OPTIONS – C.B.O.T. – PURCHASE CALL – SEASON 2001/2002

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	6,800	198.42	24,956

OPTIONS – C.B.O.T. – SELL CALL – SEASON 2001/2002

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	6,800	220.46	(18,088)

(1)	Strike price without deducting expenses.
(2)	Premiums paid (collected).

NOTE 6:	MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (formerly called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

The financial statements at June 30, 2003 include an accrual for an amount of Ps. 3,204,773 for this concept. The charge to results for this period is of Ps. 7,224,996.

Since certain directors of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria are also executive directors of Consultores Asset Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders’ Meeting held on October 25, 1994, in compliance with Article N° 271 of Law Nº 19,550.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE :	INCOME TAX – DEFERRED TAX

The following tables show the development and composition of deferred tax Assets and Liabilities.

–	Deferred assets:

	Cumulative tax loss carryforwards	Provisions	Fixed Assets Net Book Value Decrease	Inventories	Other	TOTAL
Initial Balance	—	91,613	—	—	1,191	92,804
Charge to income	2,257,115	(97,948)	—	—	249,611	2,408,778
Allocated to Shareholders’ Equity	—	—	—	—	—	—
Other	—	—	—	—	—	—
Closing Balance	2,257,115	(6,335)	—	—	250,802	2,501,582
–	Deferred liabilities:

	Fixed Assets	Inventories	Investments	Provisions	Other	TOTAL
Initial Balance	(11,454,459)	(6,902,029)	—	(103,184)	(2,262,798)	(20,722,470)
Charge to income	(1,564,584)	(3,453,821)	(2,706)	(898,609)	2,262,798	(3,656,922)
Allocated to Shareholders’ Equity	—	—	—	—	—	—
Other	—	—	—	—	—	—
Closing Balance	(13,019,043)	(10,355,850)	(2,706)	(1,001,793)	—	(24,379,391)

Net liabilities at year-end as per the information included in the preceding tables amount to $ 21,877,809.

Below is a conciliation between the Income Tax charged to Income and that which would result from applying the prevailing tax rate on the Income for accounting purposes:

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7:	(Continued)

Description	June 30, 2003	June 30, 2002
Net income (before income tax)	74,873,126	(33,152,607)
Tax rate	35%	35%

Net income at tax rates:	26,205,594	(11,603,412)
Permanent differences at tax rate:
Restatement into constant currency	(18,698,579)	31,851,351
Penalties	39	224
Donations	573,423	15,853
Amortization FYO Goodwill	108,977	110,078
Result from purchase and sale of stock	1,785,678	(1,176,920)
Miscellaneous permanent differences	(126,967)	(581,987)

	9,848,165	18,615,187

During this year the Income Tax rate was 35%.

Cumulative tax loss carryforwards recorded by the Company pending utilization at year-end amount to approximately Ps. 2,257,115 and may be offset against taxable income of future fiscal years, as follows:

Origination year	Amount	Expiration Year
2003	2,257,115	2008

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	Details of balance sheet and income statement accounts

a.	Cash and banks

	June 30,
	2003 Pesos	2002 Pesos
Cash	26.191	76.084
Foreign currency (Schedule G)	3.239.854	829.415
Lecop currency	—	90.892
Local currency checking account	534.711	4.017.051
Patacones currency checking account	171.891	49.799
Lecop currency checking account	62.532	38.272
Foreign currency checking account (Schedule G)	12.370.530	38.153.908
Local currency saving account	6.181	630.134
Checks to be deposited	367.247	295.440
Patacones checks to be deposited	25.783	—

	16.804.920	44.180.995

b.	Investments and Goodwill

	June 30,
	2003 Pesos	2002 Pesos
Short term investment
Schedule C	5.459.835	94.461

	5.459.835	94.461

Investment from companies
Investment from related companies (Schedule C)	213.361.465	132.946.342

	213.361.465	132.946.342

Other investments
Schedule C	139.160.243	20.717

	139.160.243	20.717

Goodwill
Schedule C	(19.347.598)	(13.370.988)

	(19.347.598)	(13.370.988)

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

c.	Trade accounts receivable

	June 30,
	2003 Pesos	2002 Pesos
Current
Accounts receivable in local currency	4.627.834	7.170.854
Accounts receivable in foreign currency (Schedule G)	2.011.421	12.179.875
Less:
Allowances for defaulting debtors	(454.125)	(774.854)

	6.185.130	18.575.875
Subsidiaries and related companies Law 19,550 Article 33:
Inversiones Ganaderas S.A.	17.812	—
Cactus Argentina S.A.	13.709	158.524
IRSA Inversiones y Representaciones Sociedad Anónima	—	47.553

	6.216.651	18.781.952

d.	Other receivables and prepaid expenses

	June 30,
	2003 Pesos	2002 Pesos
Current
Other	255.260	2.807.517
Prepaid leases	1.894.560	2.660.795
Guarantee deposits (Schedule G)	682.027	1.107.727
Secured by mortgage and under legal proceedings	531.602	666.654
Prepaid expenses	864.244	469.718
Surety bonds received	—	421.513
Tax prepayments	91.391	34.647
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.	1.334.692	286.154
Futuros y Opciones.Com S.A.	23.603	26.511
Inversiones Ganaderas S.A.
IRSA Inversiones y Representaciones S.A.	—	9.205
Shareholders	455.583	—

	6.132.962	8.490.441

Non-current
Secured by mortgage	504.192	1.537.013
Prepaid leases	—	176.449
Other	—	107.187
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.	—	488.151

	504.192	2.308.800

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

e.	Inventories

	June 30,
	2003 Pesos	2002 Pesos
Current
Livestock	12.444.817	7.225.932
Crops	6.301.776	25.222.406
Unharvested crops	1.112.230	835.288
Seeds and fodder	165.355	402.858
Materials and others	1.424.711	2.971.697
Advances to suppliers	637.802	1.110.338

	22.086.691	37.768.519

Non-Current
Livestock	34.947.790	27.130.847

	34.947.790	27.130.847

f.	Trade accounts payables

	June 30,
	2003 Pesos	2002 Pesos
Current
Suppliers in local currency	3.733.066	4.887.756
Suppliers in foreign currency (Schedule G)	436.439	8.753.862
Subsidiaries and related companies Law 19,550 Article 33:
IRSA Inversiones y Representaciones Sociedad Anónima	—	147.527
Cactus Argentina S.A.	156.512	23.032

	4.326.017	13.812.177

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

g.	Loans

	June 30,
	2003 Pesos	2002 Pesos
Current
Local financial loans	—	7.468.233
Convertible Bonds 2007 Interest payable (Schedule G)	1.425.499	—

	1.425.499	7.468.233

Non-Current
Convertible Bonds 2007 (Schedule G)	139.450.965	—
Convertible Bonds 2007 expenses	(1.499.911)	—

	137.951.054	—

h.	Salaries and social security payable

	June 30,
	2003 Pesos	2002 Pesos
Current
Vacation, statutory annual bonus and incentive allowance	846.198	—
Social security administration	123.385	173.309
Salaries payable	80.180	681.365
Health care scheme	780	28.375
Other	1.902	17.502

	1.052.445	900.551

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

i.	Taxes payable

	June 30,
	2003 Pesos	2002 Pesos
Current
Accrual for income tax	6.099.825	7.676.984
Advances to Income tax	(4.669.379)	—
Tax on Minimum Hypothetical Income (Note 3.p.)	—	(2.299.132)
Value Added Tax	45.164	1.261.913
Property tax payable	170.389	225.521
Taxes withheld for income tax	43.289	176.804
Others	148.824	—
Gross sales taxes	149.468	37.154
Taxes withheld-Gross sales taxes	(83.340)	3.731
Taxes withheld-Value Added Tax	(134.693)	—

	1.769.547	7.082.975

Non-Current
Deferred tax	21.877.809	20.629.666

	21.877.809	20.629.666

j.	Other

	June 30,
	2000 Pesos	2002 Pesos
Current
Accrual for other expenses (Schedule G)	2.786.535	5.615.160
Accrual for Directors’ Fees	41.806	460.902
Advances to Directors	(37.968)	(129.641)
Accrual for cereal expenses	108.825	205.334
Accrual for Management fees (Note 6)	3.204.773	30.951
Subsidiaries and related companies Law 19,550 Article 33:
Inversiones Ganaderas S.A.	721.043	694.633
Futuros y Opciones.Com S.A.	183.023	372.273

	7.008.037	7.249.612

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

k.	Financial results

	June 30,
	2003 Pesos	2002 Pesos
Generated by assets:
Exchange differences and discounts	(54.118.298)	6.626.436
Interest income	761.347	2.116.622
Bad debts	(50.000)	(232.866)
Reference stabilization index (CER)	507.772	732.188
Tax on debts and credits	(893.598)	(848.054)
Holding results	(2.640.590)	(3.392.688)
Holding results and operations of stocks and bonds
Convertible Bonds purchase interest	7.080.857	—
Others	165.659	(12.019.622)
Inflation adjustment	(1.956.955)	(6.667.216)

	(51.143.806)	(13.685.200)

Generated by liabilities
Holding results	1.286.969	13.725.917
Inflation adjustment	4.610.799	1.989.096
Reference stabilization index (CER)	(531.789)	(1.772.124)
Subsidiaries and related companies Law 19,550 Article 33:
IRSA Inversiones y Representaciones Sociedad Anónima	—	(460.695)
Financial expenses
Convertible Bonds issued interest	(6.965.029)	—
Others	(1.276.683)	(2.149.418)
Exchange differences and discounts	43.128.172	(5.560.943)

	40.252.439	5.771.833

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 9

ASSETS AND LIABILITIES, CLASSIFIED ACCORDING TO THEIR COLLECTION OR PAYMENT MATURITIES

a) Based on their estimated collection or payment term (in pesos)

Based on their estimated collection or payment term	Current and non- current investment		Trade accounts receivable		Other receivables and prepaid expenses		Trade payables		Loans		Salaries payable and social security payable		Taxes payable		Other liabilities
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
1st quarter 2004/2003 financial year	1.422.315	—	6.216.651	18.781.952	2.123.058	4.793.481	4.326.017	13.812.177	1.425.499	7.468.233	1.052.445	900.551	1.769.547	—	6.103.971	7.249.612
2nd quarter 2004/2003 financial year	—	—	—	—	—	—	—	—	—	—	—	—	—	7.082.975	—	—
3rd quarter 2004/2003 financial year	—	—	—	—	504.192	53.746	—	—	—	—	—	—	—	—	—	—
4th quarter 2004/2003 financial year	—	—	—	—	—	490.543	—	—	—	—	—	—	—	—	—	—
1st quarter 2005/2004 financial year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2005/2004 financial year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
3rd quarter 2005/2004 financial year	—	—	—	—	504.192	63.420	—	—	—	—	—	—	—	—	—	—
4th quarter 2005/2004 financial year	—	—	—	—	—	490.543	—	—	—	—	—	—	—	—	—	—
lst quarter 2006/2005 financial year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2006/2005 financial year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
3rd quarter 2006/2005 financial year	—	—	—	—	—	74,835	—	—	—	—	—	—	—	—	—	—
4th quarter 2006/2005 financial year	—	—	—	—	—	490.543	—	—	—	—	—	—	—	—	—	—
1st quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
3rd quarter 2007/2006 financial year	—	—	—	—	—	417.671	—	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007 financial year	139.160.243	—	—	—	—	—	—	—	137.951.054	—	—	—	—	—	—	—
Overdue	—	—		—	—	—	—	—	—	—	—	—	—	—	—	—
With no stated term	4.037.520	94.461	—	—	3.505.712	3.924.459	—	—	—	—	—		21.877.809	20.629.666	904.066	—

Total	144.620.078	94.461	6.216.651	18.781.952	6.637.154	10.799.241	4.326.017	13.812.177	139.376.553	7.468.233	1.052.445	900.551	23.647.356	27.712.641	7.008.037	7.249.612

b) Assets and liabilities classified according to the interest rate that they accrued ( in pesos)

Interest rate that they accrue	Current and non- current investment		Trade accounts receivable		Other receivables and prepaid expenses		Trade payables		Loans		Salaries payable and social security payable		Taxes payable		Other liabilities
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
At fixed interest rate	139.160.243	—	—	—	1.304.932	2.377.085	—	—	137.951.054	7.242.733	—	—	—	—	—	—
At variable interest rate	4.037.520	94.461	—	—	277.048	722.921	—	—	—	—	—	—	—	—	—	—
Non-interest bearing	1.422.315	—	6.216.651	18.781.952	5.055.174	7.699.235	4.326.017	13.812.177	1.425.499	225.500	1.052.445	900.551	23.647.356	27.712.641	7.008.037	7.249.612

Total	144.620.078	94.461	6.216.651	18.781.952	6.637.154	10.799.241	4.326.017	13.812.177	139.376.553	7.468.233	1.052.445	900.551	23.647.356	27.712.641	7.008.037	7.249.612

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 10:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution N° 368/2001 of the Argentine Securities and Exchange Commission, 5% of the net and realized profit for the year plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

NOTE 11:	SALE OF PROPERTIES

a)	On April 21, 2003 a title deed was signed for the sale of “San Luis” farm, with a surface area of 706 hectares and located in Junín, in the Province of Buenos Aires. The sales price was fixed in US$ 2,240,000 million (US Dollars two million two hundred and forty thousand). This sale generated $ 581,271 (Pesos Five hundred and eighty one thousand, tow hundred and seventy one) in profits, stated in period-end currency.

b)	On April 30, 2003 a title deed was signed for the sale of “Los Maizales” farm, with a surface area of 618 hectares, located in the Villa Cañás district, in the Province of Santa Fé. The sales price was fixed in US$ 1,854,000 (US Dollars one million eight hundred and fifty four thousand). This sale generated $ 4,288,213 (Pesos four million two hundred and eighty eight thousand two hundred and thirteen) stated in period-end currency.

NOTE 12:	PURCHASE OF PROPERTIES

On April 30, 2003 a title deed was signed for the purchase of “El Tigre” farm, with a surface area of 8,360 hectares, located in Trenel Department, Province of La Pampa for the amount of US$ 9,250,000.

NOTE 13:	STOCK OPTION PLAN

As resolved upon at the General Extraordinary Shareholders’ Meeting at second call held on November 19, 2001 and in accordance with the resolutions adopted by the Board of Directors at its meeting dated December 7, 2001, the shareholders approved a Stock Option Plan (the “Plan”) relating to the shares that would remain after the shareholders exercised their pre-emptive rights to acquire treasury stock (the “Shares”), covering 4,614,643 shares.

The stock balance remaining after expiration of the preemptive and accretion periods is intended to be offered under the Incentive Plan approved at the above mentioned Shareholders’ Meeting, at Ps. 1 (one peso) par value, plus interest accrued as from actual exercise at a six-months LIBOR rate per annum. In accordance with the terms approved at the referred Shareholders’ Meeting, from a legal standpoint the implementation of the Plan is made by means of the transfer of the Shares in trust. From this balance, two thirds of the options relating to the Shares under the Plan were allocated for distribution by the Company’s Board of Directors among certain executive officers. The remaining third was set aside for allotment by the Company’s Board of Directors among any employees or executives at the time of allotment and 6 (six) months after the initial allotment, and up to 3 (three) months before the expiration of the exercise period.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 13:	(Continued)

In January 2002 an aggregate of 2,353 shares of Ps. 1 par value each were issued under the preferred offering of treasury stock.

In April and June 2002, an aggregate of 480,000 shares of Ps. 1 par value each were issued to executive officers of the Company under the preferred offering of treasury stock.

During July 2002 and up to June 2003, an aggregate of 3,559,853 shares of Ps. 1 par value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

The remaining balance as of June 30, 2003 is 572,437 shares.

NOTE 14:	ISSUANCE OF CONVERTIBLE BONDS

The Shareholders meeting held on March 8, 2002 approved:

a)	The issue of simple convertible bonds, non-convertible into shares of the Company, for an amount of up to US$ 50,000,000 (or its equivalent in other currencies) for a maximum term of 5 years, accruing interest at a fixed rate not to exceed 12%; and/or,

b)	the issuance of convertible bonds into company’s common stock, for a total amount of US$ 50,000,000 (or its equivalent in other currency) with a maturity date in a term of 5 years or more according to the management’s decision and a fix rate not exceeding 12% or floating rate with a reference rate such as LIBOR plus a spread not exceeding 10%.

c)	the subscription option, for the holders of convertible bonds, with a premium determined by the management, between 20 and 30% over the conversion price of the convertible bond, with a value that will remain constant in terms of US currency. The exercise of the above mentioned will occur quarterly, only for the holders of the convertible bonds who have exercised their conversion rights.

Authorization for the public offer and quotation of convertible bonds has been approved by Resolution N° 14.320 of the Argentine Securities and Exchange Commission dated October 1, 2002 and by the Buenos Aires Stock Exchange, authorizing the issue up to US$ 50,000,000 in securities composed by convertible bonds into common stock with an 8% annual interest rate due in the year 2007, granting the right at the moment of conversion to achieve 50,000,000 common stock subscription options. Likewise, the conversion price and the warrants price established are as follows:

a)	The conversion price is US$ 0.5078 stocks (US$ 5.0775 ADS), while the warrant price is US$ 0.6093 stocks (US$ 6.0930 ADS).

b)	For each of Cresud’s convertible bond the holder has the right to convert it to US$ 1.9695 stocks (US$ 0.1969 ADS) and has an option to purchase the same amount of stock at the price of the warrant.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 14:	(Continued)

Convertible bonds and options will be due on November 14, 2007.

Convertible bonds were paid in cash and the proceeds will be destined to the subscription of IRSA’s Convertible Bonds and for the generation of working capital.

During February and March 2003, 184,084 Convertible Bonds were converted into 362,510 ordinary shares, which resulted in a Ps. 560,534 increase in the Company’s net shareholders’ equity.

During May and June 2003, 12,000 Convertible Bonds were converted into 23,630 ordinary shares, which resulted in a Ps. 32,502 increase in the Company’s net shareholders’ equity.

During July and August 2003, 58,163 Convertible Bonds were converted into 114,538 ordinary shares, which resulted in a Ps. 156,522 increase in the Company’s net shareholders’ equity. During the same period, 150,003 warrants were exercised, resulting in the issuance of 295,396 ordinary shares for $ 484,157.

NOTE 15:	PURCHASE OF CONVERTIBLE BONDS

During November and December 2002 49,692,688 convertible bonds issued by IRSA were purchased; these can be converted into common stock with an 8% annual interest rate and due in 2007, and grant the holder at the time of conversion to 49,692,688 options to subscribe common stock. The conversion price and the warrants price established are as follows:

a)	The conversion price is US$ 0.5571 stocks (US$ 5.5713 GDS), while the warrant price is US$ 0.6686 stocks (US$ 6.6856 GDS)

b)	For each of IRSA’s convertible bond the holder has the right to convert it to 1.7949 stocks (0.1795 GDS) and has an option to purchase the same amount of stock at the price of the warrant.

Due to the distribution of 4,587,285 stocks of the company’s portfolio, IRSA has re stated the conversion price of its convertible bonds according to the subscription clauses. The conversion price of the convertible bonds went from US$ 0.5571 to US$ 0.54505 and the warrants price went from US$ 0.6686 to US$ 0.6541. Such adjustment was effective as from December 20, 2002.

Convertible bonds and options are due on November 14, 2007.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Fixed Assets

For the years beginning on July 1st, 2002 and 2001 and ended June 30, 2003 and 2002

(Notes 1,2, and 3)

Schedule A

Principal Account	Value at the beginning of the year Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of year Pesos	Depreciation					Net carrying value at June 30, 2003 Pesos	Net carrying value at June 30, 2002 Pesos
					Rate %	Accumulated at the beginnining of the year Pesos	Decrease of the year Pesos	Current year Amount Pesos	Accumulated at the end of year Pesos
Real estate	97. 122.508	29.404.474	6.751.980	119.775.002	—	—	—	—	—	119.775.002	97.122.508
Wire fences	4.471.170	20.309	81.400	4.410.079	3	898.241	81.390	126.672	943.523	3.466.556	3.572.929
Watering troughs	3. 121.429	3.005	20.859	3.103.575	3	597.995	20.859	158.404	735.540	2.368.035	2.523.434
Alfalfa fields and meadows	2.481.598	394.117	—	2.875.715	13-25-50	1.639.829	—	445.267	2.085.096	790.619	841.769
Buildings and constructions	5. 571.485	50.786	292.988	5.329.283	2	1.953.303	64.079	86.117	1.975.341	3.353.942	3.618.182
Machinery	11.169.955	46.808	2.245.080	8.971.683	10	6.133.419	1.486.172	815.807	5.463.054	3.508.629	5.036.536
Vehicles	1.039.344	302.848	257. 207	1.084 985	20	682.090	197.559	179.100	663.631	421.354	357.254
Tools	187.885	4.274	—	192.159	10	105.964	—	14.972	120.936	71.223	81.921
Furniture and equipment	1.037.127	15.157	1.678	1.050.606	10	599.306	848	83.420	681.878	368.728	437.821
Breeding livestock	265.042	—	13.199	251.843	20	263.285	13.199	1.757	251.843	—	1.757
Corral and leading lanes	535.874	44.863	—	580.737	3	75.778	—	17.575	93.353	487.384	460.096
Roads	1. 260.415	6.721	—	1.267.136	10	546.588	—	115.141	661.729	605.407	713.827
Facilities	5. 712.568	266.832	—	5. 979.400	10-20-33	2.249.297	—	610.627	2.859.924	3.119.476	3.463.271
Computer equipment	952.494	162.397	18. 845	1.096.046	20	741.942	14.922	127.099	854.119	241.927	210.552
Planes	10.444	—	—	10.444	10	10.444	—	—	10.444	—	—
Silo plants	1.050.877	115.338	—	1.166.215	2	189.643	—	62.929	252.572	913.643	861.234
Constructions in progress	1. 987.107	320.905	—	2.308.012	—	—	—	—	—	2.308.012	1.987.107
Advances to suppliers	118.048	—	35.603	82.445	—	—	—	—	—	82.445	118.048

Total at June 30, 2003	138.095.370	31.158.834	9.718.839	159.535.365		16.687.124	1.879.028	2.844.887	17.652.983	141.882.382	—

Total at June 30, 2002	179.428.819	1.151.274	42.484.723	138.095.370		16.973.997	3.528.008	3.241.135	16.687.124	—	121.408.246

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Investments

For the years beginning on July lst, 2002 and 2001 and ended June 30, 2003 and 2002

(Notes 1,2, and 3)

Schedule C

Type and characteristics of the securities	Amount	Value at June 30, 2003 Pesos	Value at June 30, 2002 Pesos	Market value	INFORMATION ON THE ISSUER
					Principal activity	Latest financial statements
						Capital Pesos	Income/loss for the year Pesos	Shareholders’ Equity Pesos
Current Investments
Mutual Funds
ABN AMRO in pesos	1.272.427	2.888.061	—	2.26973
Fondo especial Banco Rio in pesos	4.719.596	1.042.426	—	0.22087
Fondo plazo fijo Banco Rio in dollars	1.778	3.938	3.084	2.21485
Fondo Letes Banco Francés		—	1.194
Fondo Letes Banco Rio		—	3.326

		3.934.425	7.604

Notes and Convertible Bonds
Convertible Bonds 2007—IRSA		1.422.315	—
Bonos Global 2010	110.000	102.465	86.857	0.931500
Bocon Pro 1	157.647	630	—	0.003996
Certificado de crédito fiscal		—

		1.525.410	86.857

Total current investments		5.459.835	94.461

Non-current Investments
Related companies Law 19,550. Article 33
AGRO-URANGA S.A.				unlisted	Agricultural and livestock	2.500.000	6.658.452	14.289.525
Shares	893.069	4.971.181	4.303.616
Contribution on account of future subscriptions of shares		7.865	7.865
Higher value of property		11.179.150	11.179.150

		16.158.196	15.490.631

INVERSIONES GANADERAS S.A.				unlisted	Raising and grazing cattle	5.326.589	367.490	10.557.665
Shares	5.326.588	9.828.057	9.446.806
Contribution on account of future subscriptions of shares		729.585	729.585

		10.557.642	10.176.391

CACTUS ARGENTINA S.A.				unlisted	Exploitation and administration of agricultural and beef cattle products	1.300.000	605.357	5.755.547
Shares	650.000	742.155	439.473
Contribution on account of future subscriptions of shares		2.135.618	2.135.618

		2.877.773	2.575.091

FUTUROS Y OPCIONES.COM S.A.				unlisted	Gives information about markets and services of economic and financial consulting through internet	12.000	(746.821)	688.954
Shares	8.400	(2.244.525)	(1.721.750)
Contribution on account of future subscriptions of shares		2.726.793	2.726.793

		482.268	1.005.043

IRSA Inversiones y Representaciones S.A.
Shares	48.022.307	183.285.586	103.699.186	listed	Real state	212.013.000	286.445.000	809.186.000

		183.285.586	103.699.186

	Subtotal	213.361.465	132.946.342

Others
Convertible Bonds 2007—IRSA	49.692.688	139.139.526	—
Coprolán		20.717	20.717	unlisted		—	—	—

	Subtotal	139.160.243	20.717

Goodwill
Goodwill		1.319.353	1.979.030
IRSA negative goodwill		(20.666.951)	(15.350.018)

	Subtotal	(19.347.598)	(13.370.966)

Total non-current investments		333.174.110	119.596.071

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Allowances and provisions

For the years beginning on July 1st, 2002 and 2001 and ended June 30, 2003 and 2002 (Notes 1,2, and 3)

Schedule E

Item	Opening balances Pesos	Increases (1) Pesos	Deductions Pesos	Inflation adjustment Pesos	Value at June 30, 2003 Pesos	Value at June 30, 2002 Pesos
Deducted from assets
Defaulting debtors	774.854	50.000	286.146	(84.583)	454.125	774.854

Total at June 30, 2003	774.854	50.000	286.146	(84.583)	454.125	—

Total at June 30, 2002	1.185.704	232.866	—	(643.716)	—	774.854

(1)	The accounting appropiation is included in Note 8 k

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Cost of sales

For the years beginning on July 1st, 2002 and 2001 and ended June 30,2003 and 2002

(Notes 1,2, and 3)

Schedule F

	Crops		Beef cattle		Milk		Others		Total
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002	June 30, 2003		June 30, 2002
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos		Pesos
Inventories at the beginning of the year
Beef cattle	—	—	32.889.218	58.953.661	1.467.561	4.296.269	—	—	34.356.779		63.249.930
Crops	25.222.406	12.398.444	—	—	—	—	—	—	25.222.406		12.398.444
Unharvested crops	835.288	1.543.168	—	—	—	—	—	—	835.288		1.543.168
Seeds and fodder	—	—	287.423	232.962	115.435	192.230	—	—	402.858		425.192
Materials	2.749. 377	2.330.989	—	—	51.732	15.600	170.588	240.968	2.971.697		2.587.557

	28.807.071	16.272.601	33.176.641	59.186.623	1.634.728	4.504.099	170.588	240.968		63.789.028		80.204.291
Holding results	—	754.325	10.220.032	(17.205.346)	984.199	(2.090.656)	—	(64.872)		11 204.231		(18.606.549)
Commodities market results	(290.717)	(3.879.793)	—	—	—	—	—	—		(290.717)		(3.879.793)
Transfer of Inventories to expenses	(93.181)	(125.528)	—	—	—	—	—	—		(93.181)		(125.528)
Transfer of Inventories to fixed assets	(207.388)	(478.742)	—	—	—	—	(3.163)	(25.875)		(210.551)		(504.617)
Transfer of Unharvested crops to expenses	(13.762.016)	(22.179.781)	(379.693)	(381.540)	(183.214)	(197.771)	(502.491)	(311.140)		(14.827.414)		(23.070.322)
Recovery of Inventories	—	—	254.651	762.022	(254.651)	(762.022)	—	—		—		—
Purchases	14.301.841	20.758.973	2.694.733	1.313.039	167.262	335.629	540.986	355.878		17.704.822		22.763.519
Operating expenses (Schedule H)	19.306.202	31.502.022	7.104.397	11.154.614	1.521.863	3.407.278	60.729	—		27.993.191		46.063.914
Less:
Inventories at the end of the year
Beef cattle	—	—	(45.097.923)	(32.889.218)	(2.294.684)	(1.467.561)	—	—	(47.392.607)		(34.356.779)
Crops	(6.301.776)	(25.222.406)	—	—	—	—	—	—	(6.301.776)		(25.222.406)
Unharvested crops	(1.112.230)	(835.288)	—	—	—	—	—	—	(1.112.230)		(835.288)
Seeds and fodder	—	—	(106.386)	(287.424)	(58.969)	(115.434)	—	—	(166.355)		(402.858)
Materials	(1.222.255)	(2.749.377)	—	—	(33.362)	(51.732)	(169.094)	(170.588)	(1.424.711)	(56.396.679)	(2.971.697)	(63.789.028)

Cost of Sales	39.425.551	13.817.006	7.866.452	21.652.770	1.483.172	3.561.830	97.555	24.371		48.872.730		39.055.977

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

For the years beginning on July 1st, 2002 and 2001 and ended June 30, 2003 and 2002

(Notes 1,2, and 3)

Schedule G

	June 30, 2003				June 30, 2002
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount of local currency Pesos
Current Asset
Cash and banks	US$	5.781.624	2,700	15.610.384	US$	9.380.371	38.983.322
Investments:
Mutual funds	US$	1.459	2,700	3.938	US$	1.777	3.084
Convertible Bonds 2007 – IRSA	US$	507.970	2,800	1.422.315	US$	—	—
Trade accounts receivable
Accounts receivable	US$	744.971	2,700	2.011.421	US$	2.930.785	12.179.875
Other receivables and prepaid expenses:
Guarantee deposits	US$	252.603	2,700	682.027	US$	198.265	823.957
Others	US$	—			US$	381.304	1.584.636
Non-Current Asset
Investments:
Convertible Bonds 2007 – IRSA	US$	49.692.688	2,800	139.139.526	US$	—	—

Total Asset	US$	56.981.315		158.869.611	US$	12.892.502	53.574.874

Current liabilities
Trade payables:
Suppliers	US$	155.871	2,800	436.439	US$	2.050.969	8.753.862
Loans:
Convertible Bonds 2007	US$	509.107	2,800	1.425.499	US$	—	—
Other
Accrual for other expenses	US$	168.608	2,800	472.102	US$	267.863	1.143.283
Non-current liabilities
Loans:
Convertible Bonds 2007	US$	49.803.916	2,800	139.450.965	US$	—	—

Total Liabilities	US$	50.637.502		141.785.005	US$	2.318.832	9.897.145

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Information submitted in compliance with Section 64, subsection B of Law No 19,550

For the years beginning on July 1st, 2002 and 2001 and ended June 30, 2003 and 2002

(Notes 1,2, and 3)

Schedule H

Items	Total June 30, 2003 Pesos	Operating Expenses					Expenses		Total June 30, 2002 Pesos
		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Others Pesos	Selling Pesos	Administrative Pesos
Directors’ fees	41.718	—	—	—	—	—	—	41.718	600.161
Fees and payments for services	1.205.908	635.606	457.730	155.372	21.715	789	—	570.302	3.734.639
Salaries and wages	3.999.844	1.869.046	572.594	1.115.037	170.206	11.209	—	2.130.798	8.376.985
Social security contributions	693.275	319.355	136.115	162.024	16.024	5.192	—	373.920	779.532
Taxes, rates and contributions	481.927	297.929	114.986	149.127	30.161	3.655	—	183.990	684.459
Gross sales taxes	704.895	—	—	—	—	—	704.895	—	693.967
Office and administrative expenses	258.532	—	—	—	—	—	—	258.532	61.472
Bank commissions and expenses	20.302	20.302	7.624	12.057	532	89	—	—	33.218
Depreciation of fixed assets	2.844.887	2.544.868	1.294.759	1.046.972	178.136	25.001	112.648	187.371	3.241.135
Vehicle and travelling expenses	425.517	299.384	128.181	153.303	14.921	2.979	—	126.133	454.430
Spare parts and repairs	745.051	745.051	344.019	322.072	76.942	2.018	—	—	911.798
Insurance	342.492	42.262	19.222	19.963	1.746	1.331	—	300.230	219.832
Employees’ maintenance	153.959	119.573	36.001	75.973	6.902	697	—	34.386	300.530
Livestock expenses	4.783.074	3.724.090	—	3.724.090	—	—	1.058.984	—	7.472.554
Dairy farm expenses	993.744	993.744	—	—	993.744	—	—	—	1.368.345
Agricultural expenses	19.911.110	15.909.122	15.909.122	—	—	—	4.001.988	—	30.157.620
Silo expenses	45.750	45.750	45.750	—	—	—	—	—	497.319
General expenses	427.109	427.109	240.099	168.407	10.834	7.769	—	—	4.062.745

Total at June 30, 2003	38.079.094	27.993.191	19.306.202	7.104.397	1.521.863	60.729	5.878.515	4.207.388	—

Total at June 30, 2002	—	46.063.914	31.502.022	11.154.614	3.407.278	—	9.446.791	8.140.036	63.650.741

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

for the year ended June 30, 2003

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATONS IN THE COMPANY´S ACTIVITIES

They are detailed in the Annual Report, which is attached to the present financial statements.

3.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.	Other Receivables without a due date at June 30, 2003.

		Intercompany receivables – Article 33 Law 19,550
	Other Receivables Pesos	FUTUROS Y OPCIONES	CACTUS
		Other Receivables Pesos	Other Receivables Pesos
Current	2,441,534	23,603	1,040,575

b.	Accounts Receivable and other receivables to fall due at June 30, 2003

	Accounts Receivable Pesos	Intercompany receivables Article 33 Law 19,550		Other Receivables Pesos	Intercompany receivables Article 33 Law 19,550
		IGSA	CACTUS		CACTUS
		Accounts Receivable Pesos	Accounts Receivable Pesos		Other Receivables Pesos
09.30.03	6,185,130	17,812	13,709	1,828,941	294,117
03.31.04	—	—	—	504,192	—
03.31.05	—	—	—	504,192	—

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts at June 30, 2003.

b.	Debts without a due date at June 30, 2003 amount to Ps. 22,781,875, of which Ps. 721,043 correspond to Intercompany liabilities IGSA and Ps. 183,023 correspond to Intercompany liabilities FYO and Ps. 21,877,809 correspond to Deferred Tax.

c.	Debts to fall due at June 30, 2003

	Accounts Payable Pesos	Intercompany Liabilities Article 33 Law 19,550	Loans Pesos	Salaries and Social Security Charges Pesos	Tax Payable Pesos	Other Liabilities Pesos
		CACTUS
		Accounts Payable
		Pesos
09.30.03	4,169,505	156,512	1,425,499	1,052,445	1,769,547	6,103,971
12.31.07	—	—	139,450,965	—	—	—

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

5.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Accounts Receivable Pesos	Intercompany receivables Article 33 Law 19,550		Other Receivables Pesos	Intercompany receivables Article 33 Law 19,550
		CACTUS	IGSA		CACTUS	FUTUROS Y OPCIONES
		Accounts Receivable Pesos	Accounts Receivable Pesos		Other Receivables Pesos	Other Receivables Pesos
In pesos	4,173,709	13,709	17,812	4,596,832	1,334,692	23,603
In US Dollars	2,011,421	—	—	682,027	—	—

b.	All accounts receivable and other receivables are not subject to adjustment provisions.

c.

	Accounts Receivable Pesos	Intercompany receivables Article 33 Law 19,550		Other Receivables Pesos	Intercompany receivables Article 33 Law 19,550
		IGSA	CACTUS		CACTUS	FUTUROS Y OPCIONES
		Accounts Receivable Pesos	Accounts Receivable Pesos		Other Receivables Pesos	Other Receivables Pesos
Outstanding balances accruing interests	—	—	—	1,288,863	294,117	—
Outstanding Balances not accruing interests	6,185,130	17,812	13,709	3,989,996	1,040,575	23,603

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Accounts Payable Pesos	Intercompany Liabilities Article 33 Law 19,550	Loans Pesos	Salaries and Social Security Charges Pesos	Taxes Payable Pesos	Other Liabilities Pesos	Intercompany Liabilities Article 33 Law 19,550
		CACTUS					IGSA	FYO
		Accounts Payable					Other Liabilities
		Pesos					Pesos	Pesos
In pesos	3,733,066	156,512	—	1,052,445	23,647,356	5,631,869	721,043	183,023
In US Dollars	436,439	—	140,876,464	—	—	472,102	—	—

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

b.   All debts outstanding are not subject to adjustment provisions.

c.

	Accounts Payable Pesos	Intercompany Liabilities Article 33 Law 19,550	Loans Pesos	Salaries and Social Security Charges Pesos	Taxes Payable Pesos	Other Liabilities Pesos	Intercompany Liabilities Article 33 Law 19,550
		CACTUS					IGSA	FYO
		Accounts Payable					Other Liabilities
		Pesos					Pesos	Pesos
Outstanding debts accruing Interests	—	—	139,450,965	—	—	—	—	—

Outstanding debts not accruing interests	4,169,505	156,512	1,425,499	1,052,445	23,647,356	6,103,971	721,043	183,023

7.	INTEREST IN OTHER COMPANIES (Article 33 LAW 19,550)

Interests in other companies’ capital and the number of votes held in those companies governed by Article 33 of Law 19,550 are explained in Note 3 to the consolidated financial statements and intercompany balances as of June 30, 2003 are described in Notes 4 and 5 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND SUPERVISORY COMMITTEE MEMBERS

At June 30, 2003 there were advance payments to directors for Ps. 37,968, and there were no receivables due from or loans to syndics and relatives up to and including second degree, of directors and syndics.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a period in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the current value:

a. Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in the Liniers Livestock Market (“Mercado de Hacienda de Liniers”). published in the Cattle Bulletin of the “Organización Víctor D’Apice” (Víctor D´Apice Organization).

b. Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c. Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (“La Nación Newspaper”) net of estimated sale expenses.

d. The remaining inventory stated at its replacement cost: seeds, forage and materials: replacement cost published by a well-known magazine (“Revista Agromercado”).

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	MINORITY INTEREST

There are no minority interests in other companies in excess of the provisions of Article 31 of Law Nñ 19.550.

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the net realizable value (selling price at the end of the year less estimated selling expenses). The recoverable value of fixed assets under consideration is the economic use value determined by the possibility of absorbing the amortizations with the income of the Company.

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured Pesos	Amount insured US$	Account Value Pesos
Buildings, machinery and silos	Fire	3,598,000	—	7,776,214
Vehicles	Theft. fire and civil and third parties liability	85,205,339	—	421,354
Furniture, office and electronic equipment	Theft. fire and technical insurance	262,440	—	610,655

16.	PROVISIONS

There are no provisions in excess of 2% of the shareholders´ equity.

17.	CONTINGENCIES

At June 30, 2003 there are no contingent situations that have not been accounted for.

18.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

19.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends not paid on preferred stock.

20.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 10 to the financial statements.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS

Comparative Shareholders’ Equity Structure

	At June 30, 2003 Pesos	At June 30, 2002 Pesos	At June 30, 2001 Pesos	At June 30, 2000 Pesos	At June 30, 1999 Pesos
Current Assets	58,429,226	110,501,852	199,036,680	127,018,104	157,704,260
Non Current Assets	509,353,863	269,376,563	248,624,949	275,781,974	270,288,994

Total Assets	567,783,089	379,878,415	447,661,629	402,800,078	427,993,254

Current Liabilities	15,076,827	35,796,729	53,917,813	13,616,873	17,778,331
Non Current Liabilities	160,700,428	21,033,814	21,849,030	21,764,480	20,464,104

Total Liabilities	175,777,255	56,830,543	75,766,843	35,381,353	38,242,435

Minority interest	206,709	430,751	533,696	130,509	6

Shareholders’Equity	391,799,125	322,617,121	371,361,090	367,288,216	389,750,813

	567,783,089	379,878,415	447,661,629	402,800,078	427,993,254

Comparative Income Structure

	At June 30, 2003 Pesos	At June 30, 2002 Pesos	At June 30, 2001 Pesos	At June 30, 2000 Pesos	At June 30, 1999 Pesos
Operating income (loss)	27,680,295	16,359,517	433,807	(6,374,449)	(12,200,052)
Financial an holding result	(10,940,327)	(8,738,456)	12,389,299	9,973,490	13,086,055
Other income and expenses and results from related companies	65,884,198	(41,083,277)	(813,161)	(328,427)	1,693,486
Management fees	(7,224,996)	—	(935,742)	(330,540)	(253,996)

Operating net income (loss)	75,399,170	(33,462,216)	11,074,203	2,940,074	2,325,493
Income tax	(10,598,255)	(18,654,461)	(4,572,741)	(1,245,053)	(20,080,981)
Minority interest	224,046	348,883	397,526	83,917	—

Net income (loss)	65,024,961	(51,767,794)	6,898,988	1,778,938	(17,755,488)

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS (continued)

Production volume

	4Q June 30, 2003	Accumulated July 1, 2002 to June 30, 2003	4Q June 30, 2002	Accumulated July 1, 2001 to June 30, 2002	4Q June 30, 2001	Accumulated July 1, 2000 to June 30, 2001	4Q June 30, 2000	Accumulated July 1, 1999 to June 30, 2000	4Q June 30, 1999	Accumulated July 1, 1998 to June 30, 1999
Beef Cattle (in Kgs.)	1,903,963	9,121,456	969,928	10,493,012	2,611,847	12,717,373	2,391,052	12,902,899	1,888,804	15,109,412

Butyraceous (in Kgs.)	52,107	209,909	47,591	237,416	67,337	253,227	69,823	382,671	133,818	627,408

Crops (in quintals)*	348,138	703,692	871,227	1,424,780	673,498	1,017,590	898,591	1,599,920	815,182	1,363,640

*	One quintal equals one hundred kilograms

Sales volume

	4Q June 30, 2003	Accumulated July 1, 2002 to June 30, 2003	4Q June 30, 2002	Accumulated July 1, 2001 to June 30, 2002	4Q June 30, 2001	Accumulated July 1, 2000 to June 30, 2001	4Q June 30, 2000	Accumulated July 1, 1999 to June 30, 2000	4Q June 30, 1999	Accumulated July 1, 1998 to June 30, 1999
Beef Cattle (in Kgs.)	3,119,328	9,550,368	5,008,406	18,200,935	5,240,405	17,455,002	4,377,058	18,520,203	4,860,628	20,418,938

Butyraceous (in Kgs.)	52,107	209,909	47,591	237,416	67,337	253,227	69,823	382,671	133,818	627,408

Crops (in quintals)*	329,271	1,214,253	370,651	1,206,237	504,775	1,726,002	448,123	1,260,676	560,629	1,205,375

*	One quintal equals one hundred kilograms

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS (continued)

Local Market

	4Q June 30, 2003	Accumulated July 1, 2002 to June 30, 2003	4Q June 30, 2002	Accumulated July 1, 2001 to June 30, 2002	4Q June 30, 2001	Accumulated July 1, 2000 to June 30, 2001	4Q June 30, 2000	Accumulated July 1, 1999 to June 30, 2000	4Q June 30, 1999	Accumulated July 1, 1998 to June 30, 1999
Beef Cattle (in Kgs.)	3,426,258	9,550,368	5,008,406	18,200,935	5,240,405	17,455,002	4,377,058	18,520,203	4,860,628	20,418,938

Butyraceous (in Kgs.)	52,107	209,909	47,591	237,416	67,337	253,227	69,823	382,671	133,818	627,408

Crops (in quintals)*	329,271	1,214,253	370,651	1,206,237	504,775	1,726,002	448,123	1,248,880	550,754	1,193,279

*	One quintal equals one hundred kilograms

Exports

	4Q June 30, 2003	Accumulated July 1, 2002 to June 30, 2003	4Q June 30, 2002	Accumulated July 1, 2001 to June 30, 2002	4Q June 30, 2001	Accumulated July 1, 2000 to June 30, 2001	4Q June 30, 2000	Accumulated July 1, 1999 to June 30, 2000	4Q June 30, 1999	Accumulated July 1, 1998 to June 30, 1999
Beef Cattle (in Kgs.)	—	—	—	—	—	—	—	—	—	—
Butyraceous (in Kgs.)	—	—	—	—	—	—	—	—	—	—

Crops (in quintals)*	—	—	—	—	—	—	—	11,796	9,875	12,096

*	One quintal equals one hundred kilograms

Ratios

	At June 30, 2003 Pesos	At June 30, 2002 Pesos	At June 30, 2001 Pesos	At June 30, 2000 Pesos	At June 30, 1999 Pesos
Liquidity	3.875	3.087	3.691	9.328	8.871
Solvency	2.229	5.677	4.901	10.381	10.192
Fixed assets	0.897	0.709	0.555	0.685	0.632
Return on Equity	0.231	(0.089)	0.030	0.008	0.006

REPORT OF INDEPENDENT AUDITORS

To the President and Directors of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

1.	We have audited the accompanying balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at June 30, 2003 and 2002, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended, and the complementary Notes 1 to 15 and exhibits A, C, D, E, F, G and H. Furthermore, we have examined the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria with its subsidiaries for the years then ended, Notes 1 to 9 and exhibits A, B, C, E, F, G and H, which are presented as complementary information. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with auditing standards generally accepted in Argentina, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	As mentioned in Note 2 to the basic financial statements, as from the current year the Company has applied new valuation and disclosure standards approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission, implying the recognition of adjustments to prior years’ results, reclassifications and adaptation of the comparative information. Furthermore, there are certain transition rules that permit and in certain cases require prospective application of the valuation and disclosure criteria incorporated to the new accounting standards, which affect comparability of the financial statements, as mentioned in that note.

4.	Our report dated September 9, 2002 on the financial statements at June 30, 2002 included a qualification referred to the fact that the report of independent accountants of IRSA Inversiones y Representaciones Sociedad Anónima, in which the Company holds an investment, included a qualification referred to the future evolution of its operations. As detailed in Note 1 to the consolidated financial statements, that situation had been resolved at the date of issue of this report. Consequently, our opinion on the financial statements at June 30, 2002 differs from our original opinion.

5.	In our opinion:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria present fairly, in all material respects, its financial position at June 30, 2003 and 2002 and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires. Those standards have been applied consistently with respect to the previous year, except for application of the transition rules mentioned in point 3.

b)	the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria with its subsidiaries present fairly, in all material respects, its consolidated financial position at June 30, 2003 and 2002 and the consolidated results of its operations and the consolidated cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires. Those standards have been applied consistently with respect to the previous year, except for application of the transition rules mentioned in point 3.

6.	In accordance with current regulations we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make other than those mentioned in point 3;

d)	at June 30, 2003, the debt of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to $ 90,483.45, none of which was claimable at that date.

Autonomous City of Buenos Aires, September 8, 2003

PRICE WATERHOUSE & CO

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/s/ SAÚL ZANG
Name:	Saúl Zang
Title:	Second Vice Chairman of the Board of Directors

Dated: September 12, 2003